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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB



                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        BEACON LIGHT HOLDING CORPORATION
  -----------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


            NEVADA                                     06-1519079
-------------------------------        ----------------------------------------
(State  or  Other  Jurisdiction  of    (I.R.S.  Employer Identification Number)
Incorporation  or  Organization)


100  Pearl  Street  -  14th  Floor,  Hartford,  Connecticut          06103
-----------------------------------------------------------------------------
     (Address  of  Principal  Executive  Offices)        (Zip  Code)


                                 (860) 249-7008
  -----------------------------------------------------------------------------
                           (Issuer's Telephone Number)



Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

     Title  of  each  class          Name  of  Each  Exchange  on  Which
     To  be  so  Registered          Each  Class  is  to  be  Registered

-----------------------------     --------------------------------------------




Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

                         Common Stock,  $.001 Par Value
  -----------------------------------------------------------------------------
                                 Title of Class)

                        Preferred Stock,  $.001 Par Value
  -----------------------------------------------------------------------------
                                (Title of Class)

                        BEACON LIGHT HOLDING CORPORATION
                                    FORM 10SB

DESCRIPTION                                                  SUBMISSION PAGE

PART  I
ITEM  1.     DESCRIPTION  OF  BUSINESS                                3
ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR
             PLAN  OF  OPERATION                                      13
ITEM  3.     DESCRIPTION  OF  PROPERTY                                17
ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL
             OWNERS  AND  MANAGEMENT                                  18
ITEM  5.     DIRECTORS,  EXCEUTIVE  OFFICERS,  PROMOTERS
             AND  CONTROL  PERSONS  OWNING  MORE  THAN  10%           20
ITEM  6.     EXECUTIVE  COMPENSATION                                  21
ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS       25
ITEM  8.     DESCRIPTION  OF  SECURITIES                              28

PART  II
ITEM  1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
             COMMON EQUITY AND OTHER SHAREHOLDER MATTERS              30
ITEM  2.     LEGAL  PROCEEDINGS                                       31
ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS       31
ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES              31
ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS            33

PART  F/S                                                             37

PART  III
ITEM  1.     INDEX  TO  EXHIBITS                                      81
ITEM  2.     DESCRIPTION  OF  EXHIBITS                                81

SIGNATURES                                                            82

EX-3.1       ARTICLES  OF  INCORPORATION  -  IDAHO                    83
EX-3.1(i)    AMENDED  ARTICLES  OF  INCORPORATION                     89
EX-3.1(ii)   ARTICLES  OF  INCORPORATION  -  NEVADA                   91
EX-3.1(iii)  ARTICLES  OF  MERGER                                     93
EX-3.1(iv)   AMENDED  ARTICLES  OF  INCORPORATION                     100
EX-3.1(v)    AMENDED  ARTICLES  OF  INCORPORATION                     101
EX-3.2       BY-LAWS                                                  102
EX-3.2(i)    AMENDMENT  TO  BY-LAWS                                   115
EX-4.1       FORM  OF  COMMON  STOCK  CERTICICATE                     116
EX-4.1(i)    CERTIFICATE  OF  DESIGNATION                             117
EX-10-1      STOCK  OPTION  PLAN                                      130
EX-10-2      EMPLOYMENT  AGREEMENT  -  JERRY  GRUENBAUM               138
EX-10-3      EMPLOYMENT  AGREEMENT  -  HANS  LODDERS                  144
EX-10-4      EMPLOYMENT  AGREEMENT  -  RONALD  STEENBERGEN            150
EX-10.5      ACQUISITION  AGREEMENT  -  CASIN                         156
EX-10.6      ACQUISITION  AGREEMENT  -  WELLUX                        158
EX-10.7      ACQUISITION  AGREEMENT  -  KLICK                         169
EX-10.8      LETTER  OF  INTENT  -  HONGTEX  HONG  KONG               181
EX-10.9      LIST  OF  SUBSIDIARIES  OF  REGISTRANT                   184
EX-23.1      CONSENT  OF  HOFFSKI  &  PISANO                          185
EX-23.1(i)   CONSENT  OF  RAYMOND  CHING  &  CO.                      186
EX-27.1      FINANCIAL  DATA  SCHEDULE                                187

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART 1

ITEM  1.     DESCRIPTION  OF  BUSINESS.
--------     --------------------------

CAUTIONARY  STATEMENT  REGARDING  FORWARD-LOOKING  STATEMENTS

     Certain  statements  contained  in  this  section  and  elsewhere  in  this registration statement regarding matters that are not historical facts are "forward-looking statements". Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. All statements, which address operating performance, events or developments that our management expects or anticipates to incur in the future, including statements relating to sales and earnings growth or statements expressing general optimism about future operating results, are forward-looking statements. These forward-looking statements are based on our management's current view and assumptions regarding future events and operating performance. Many factors could cause actual results to differ materially from estimates contained in our management's forward-looking statements. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, competitive pressures, inadequate capital, unexpected costs, lower revenues, net income and forecasts, the possibility of fluctuation and volatility of our operating results and financial condition, inability to carry out marketing and sales plans and loss of key executives, among other things.

     Throughout this registration statement, we refer to United States dollars as "$" and to Hong Kong dollars as "HK$."

THE  COMPANY

     We are a Nevada corporation, reincorporated on November 18, 1997, as Beacon Light Mining Company Inc. ("Beacon Light"). On February 18, 1998, we changed our name to Beacon Light Holding Corporation. We were originally incorporated in the State of Idaho on April 16, 1953. Our previous activities concentrated on exploration and development of potential silver mining properties in the northern part of the State of Idaho. We became inactive from the mid 1980's until mid 1997. On February 16, 1998, we merged our 1953 Idaho corporation into Beacon Light, our Nevada corporation.

We originally went public in the 1950s on a Regulation A offering. Subsequently our stock was trading on the Spokane Exchange. The Spokane Exchange is now defunct. Our Company's listing on the Spokane Exchange has also since lapsed. In April 1997, Ansam, Inc. of Jersey City, New Jersey purchased a majority control of our Company and changed our direction from silver mining to a holding company for manufacturing operations in China. Ansam, Inc. is no longer a shareholder in our Company. In June 1997, we submitted our application to NASDAQ, and in September, 1997, our Company was accepted on the Electronic Bulletin Board. In October 1999 we were removed from the Electronic Bulletin Board for failure to file the necessary paperwork to be a fully reporting company. Our common stock currently trades on a limited basis on the National Quotation Bureau's "Pink Sheets" under the symbol "BLHG" and we currently intend to reapply to have our Common Stock quoted on the Over-the-Counter Bulletin Board upon meeting the requirements of its "Eligibility Rules".

We are headquartered in the United States in Hartford, Connecticut. Our Company consists of two divisions, both of whom are based in Hong Kong. Our first division is Wellux Industries Ltd., a Hong Kong corporation, which sources, designs and manufactures adult products made from various forms of plastics, lingerie and leather goods. In Europe, Wellux products are sold and distributed by Wellux B.V., a Dutch company, located in Holland. This company is a wholly owned subsidiary of Wellux Industries Ltd. Wellux BV also owns VJMA Roosen, a Dutch Company, specializing in product design, development, packaging and marketing of quality cookware and high end cutlery. Our second division is a 49% interest in Klick Ltd., a Hong Kong Corporation, which sources, designs and manufactures high quality plastic household products, as well as household electronic, cutlery and cookware products and sells and distributes these products in Europe and Asia.

BUSINESS  ACTIVITIES

     On November 23, 1998 we entered into an agreement with Casin Video Cassette Ltd. of Hong Kong to purchase its Casin Magnetic Manufactory, a plastics and light electrical appliance manufacturing company located outside the City of Shanzhan, in the Peoples Republic of China, about a one hour bus ride from Hong Kong, for HK$9,480,000 or approximately $1.2 million US Dollars. To date, we have not closed on this agreement due to the seller's unrelated other legal and financial problems. We have decided to delay closing on the purchase of this manufacturing facility until we are able to receive proper legal documentation from their attorneys that the manufacturing facility will not be encumbered by any legal claims or become the asset of a possible bankruptcy procedure against the seller. The complex process is still going ahead in the Peoples Republic of China. When the process is completed, we plan to complete this acquisition.

     On May 18, 1999, we acquired Wellux Industries Ltd. from Crown Union Investments Ltd., a Hong Kong based holding company, for four million newly issued Rule 144 restricted common shares of Beacon Light Holding Corporation. Wellux Industries Ltd. is a Hong Kong Corporation based in Hong Kong that sources, designs and manufactures adult products made from various forms of plastics, lingerie and leather goods. Their clients are first line wholesalers and distributors of these products to the retail sector. The retail sector consists of adult shops and Internet sales organizations. In some countries, Wellux sells directly to retail customers through the means of direct sales and mail order.

     In Europe, Wellux products are sold and distributed by Wellux B.V. This company is a wholly owned subsidiary of Wellux Industries Ltd. It consists of Wellux B.V. warehouse and physical distribution center, showrooms and offices. From this center, marketing sales and distribution for the European countries is undertaken. In the Benelux and Germany, Wellux B.V. sells directly to their clients, by means of its own sales force. In the other European countries, agents are appointed, coordinated and supplied by Wellux B.V.

     In June 1999, Wellux B.V. (Holland), the wholly owned subsidiary of Wellux Industries Ltd, which in turn is a wholly owned subsidiary of our Company, acquired the business and assets without the liabilities of VJMA Roosen from Victor Roosen, a Dutch citizen, for five hundred thousand newly issued Rule 144 restricted common shares of Beacon Light Holding Corporation. VJMA Roosen is a Dutch Company, specializing in product design, development, packaging and marketing of quality cookware and high end cutlery. VJMA Roosen was acquired by Wellux B.V. because of its synergy in logistics and distribution network in that it enables them to participate in the European direct sales and wholesale distribution network.

     In  July,  1999  we  signed  a  letter of intent to acquire HongTex Holding
Company Limited, a Hong Kong Corporation, for eight million newly issued restricted common shares of Beacon Light Holding Corporation. HongTex Hong Kong owns fifty-one percent of Cityford Dying and printing Industrial Limited's factory in Wuhan, China. The Wuhan Municipal Government owns the other forty-nine percent of the factory. The factory is one of the major core enterprises in the textile industry in Wuhan. The factory occupies an area of approximately 440,000 square feet with a net building area of approximately 243,100 square feet. The factory employs over a thousand employees and has an annual production capacity of 45 million yards of printed and dyed textile fabrics. The basic raw material processed at the factory is gray cloth, purchased mainly from India, Pakistan and China. The manufacturing process consists of design, printing-form production, pretreatment, printing, dying, finishing and roll packing.

     Due to the need to extract, translate and reformat the Chinese financial information into general accepted accounting principals, and the rather complex discussions toward its completion, we still could not finalize our due diligence process. This in turn has frustrated the conclusion of needed trade facilities arrangements with the banks. Final activation of this acquisition is subject to completion of the due diligence to the satisfaction of our Company's Board of Directors.

     In September 1999, Wellux Industries Ltd. our wholly owned subsidiary, established a new company in joint venture with the publishing group Dimensions Holding Asia Ltd. called Kiss Mailorder ltd. Under the joint venture agreement, Wellux holds a fifty percent interest in Kiss Mailorder, which will be the printed media, mail-order arm of Wellux Industries for the direct marketing of Wellux's products.

     In September 1999, we acquired a forty-nine percent ownership interest in Klick Ltd., a Hong Kong Corporation, for a soon to be issued two million four hundred fifty thousand newly issued Rule 144 common shares of Beacon Light Holding Corporation. We acquired our forty-nine percent ownership interest in Klick Ltd., thirty percent from Ma Yuk King a Hong Kong resident, fifteen percent from Drilford Ltd. a Hong Kong Corporation, and four percent from KB Group, a British Virgin Island Corporation that owns the remaining fifty-one percent interest. Klick Ltd. located in Hong Kong, does source, design and manufacture high quality plastic household products, as well as household electronic, cutlery, and cookware products. Klick's clients consist of wholesalers, importers, distributors, department stores, retail chains and direct marketing companies in Europe and Asia. We have an option until September 16, 2000 to purchase the remaining fifty-one percent interest in Klick from the KB Group.

     DIFFERENTIATION  FROM  COMPETITION

     Most of our competitors from around the world obtain their products at a significant higher cost than we can obtain similar products because they unlike us mainly purchase their products through middlemen such as traders and buying agents in Hong Kong and elsewhere. These results in either their products are sold into the market for higher prices and/or they are sold at lower profit margins. We are different from our competitors in that we are physically located in Hong Kong and are very experienced in direct access to Asian manufacturers. We are also different from our competitors in that we design and manufacture many of our own products. In addition, due to our direct access to the Asian manufacturers, and a direct link to our customers, we are able to make effective use of our own changes and design to existing products manufactured to suit our customers' specific needs. As a result, we are very effective in redesigning products to comply with quality and legal safety requirements for the US and European markets. This way we can offer diverse range of products to consumers through multiple channels of distribution, at very competitive prices as a result of cost leadership.

     An added significant difference from our competitors is that we have a physical distribution center in the Netherlands, whose port of Rotterdam is the center for all goods being shipped into Western Europe. Our management teams consist of Dutch nationals with direct experience into the European markets and at the same time have a long term understand of the Chinese and Asian markets.

     SEASONALITY

     Our  business  activities  are  not  adversely  affected  by  seasonality.

     MARKETING  STRATEGY

     We market our products, directly to our specialist clients, by frequent offers of new product information or updates via E. mail or fax and our own sales force. We also attend various trade shows throughout the world specializing in our products.

     EMPLOYEES

     We currently employ a total of 39 employees around the world. These Employees are in the following area:

Beacon  Light  Holding  Corp.                          Management
     United  States                                            1
     Hong  Kong                                                2
                                                       ----------
                              Total  Corporate                 3
                                                       ==========

Wellux Industries Ltd. (HKG)       Management                  2
                                   Administration              2
                                   Marketing  and  sales       2
                                   Manufacturing              16
                                   Logistics                   2
                                                       ----------
                         Total     Far  East                  24
                                                       ==========

Wellux  B.V.     (Netherlands)     Management                  2
                                   Administration              3
                                   Marketing  and  sales       3
                                   Logistics                   2
    Household Products Division    Marketing  and  sales       2
                                                       ----------
                         Total  Europe                        12
                                                       ==========

                         Total  employees                     39(1)
                                                       ==========

Footnote:

(1) With the acquisition of Klick Ltd. (49% interest), there is an additional 14 employees. These employees are: Management - 1; Administration - 3; Marketing and sales - 7; and Logistics - 3.

     INTERNATIONAL  MARKETS

     Our main active markets for both the consumer goods business and the adult novelty business are all located in Western Europe, in particularly, in Germany, Holland, Belgium, France and England. In Asia we distribute through distributors in Hong Kong, Japan (only the adult novelty business), and India. We have not expended significantly into the United States market. Our aim long term is for the United States is to acquire a wholesale distribution organization.

     COMPETITION

     The consumer goods business and the adult novelty markets are highly competitive. Our major competitors in the household consumer goods business include Supreme Ltd. in Hong Kong and S.N.I.P. in Italy. In the adult novelty market, our major competitors are Scala of the Netherlands and Top. Co. of the United States. Competition is primarily based upon unit price, product quality, reliability, product features and management's reputation for integrity. We believe that we compete favorably with respect to each of these factors.

     PRICING  STRATEGY

     Our ongoing objective is to establish alliance with our manufacturers in China and Asia, and during the development and marketing of our products, we invest significant effort to ensure that our vendors understand our long-term goals. Due to our long-term purchasing insight and connectivity in China and Asia, combined with our own manufacturing facility, we have established a substantial product cost advantage over our competition.

     Our management has developed a very unique based pricing strategy that is likely to continue to produce excellent result in that it takes into account: 1. The added value potential for the product; 2. Acceptable product life cycle; 3. Value per container/pallet load; and 4. Minimum service cost risk.

RISK  FACTORS

     The following risks and uncertainties could affect our operating results and financial condition and could cause our actual results to differ materially from our historical results.

POLITICAL, LEGAL, ECONOMIC AND OTHER UNCERTAINTIES OF OPERATIONS IN CHINA AND HONG KONG.

     Our principal operations are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred on July 1, 1997 to China. As of that date, Hong Kong became a Special Administrative Region of China. The National People's Congress of China enacted the Basic Law in 1990 as the constitution of Hong Kong under China's sovereignty. While we do not believe that this transfer of sovereignty over Hong Kong to China will have a material adverse effect on our business, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong. Any instability in Hong Kong could have an adverse impact on our business.

     The Hong Kong dollar and the United States dollar have been fixed at approximately 7.80 Hong Kong dollar to $1.00 since 1983. The Chinese government has expressed its intention in the 1990 Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China. There can be no assurance that this will continue and we could face increased currency risks if the exchange rate mechanism is changed.

     Our manufacturing facilities are located in China and Hong Kong. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. Change in policies by the Chinese government that can result in changes in their laws, regulations or their interpretation, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluations or the expropriation of private enterprise could materially and adversely affect us. Over the past several years, the Chinese government has pursued economic reform policies including encouraging private economic activity and greater economic decentralization. There can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly changed from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Economic development may be limited as well by their imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason we were required to move our manufacturing operations outside of China, our profitability could be substantially impaired, our competitiveness and market position would be materially jeopardized and there can be no assurance that we could continue our operations.

     We currently sell most of our products in the Far East and Europe. We are however for the future, intending to increase selling our products here in the United States. China currently enjoys most favored nation trade status, which provides it with the trading privileges generally available to trading partners of the United States. Our government annually reconsiders the renewal of China's most favored trade status. Various interest groups have continuously urged our government not to renew China's most favored trade status and there can be no assurance that controversies will not arise that threaten the status quo involving trade between the United States and China or that our government will not revoke or refuse to renew China's most favored trade status. In any of such eventualities, our business could be adversely affected, by among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by our United States customers. Trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our Common Stock.

     The legal system of China relating to foreign investment is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. China does not have a comprehensive system of laws. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

     Recently, several countries in Southeast Asia have experienced a significant devaluation of their currencies and decline in the value of their capital markets. In addition, several Asian countries have experienced a number of bank failures and consolidations. The Company does not believe that the decline in Southeast Asia will affect the demand for the Company's products, because virtually all of the Company's products are sold into developed countries particularly in Western Europe not experiencing these declines. Moreover, because most of the Company's products are paid for in U.S. Dollars or German Marks, the Company believes that it is less susceptible to the effects of a devaluation in the Hong Kong dollar or Chinese renminbi if either or both were to occur despite assurances to the contrary by the Chinese government. However, the decline in the currencies of other Southeast Asian countries could render the Company's products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost.

     RISK  FACTS  RELATING  TO  THE  BUSINESS  OF  THE  COMPANY

     UNCERTAINTY  OF  ADDITIONAL  CAPITAL

     To the extent that available funds from operations are insufficient in order to fully market and upgrade our products, we will need to raise additional capital either through the sale of our securities of debt securities in private or public financing. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. Failure to obtain such financing could delay or prevent our planned expansion, which could adversely affect the Company's business, financial condition and results of operations.

     DEPENDENCE  ON  MAJOR  CUSTOMERS

     We are not overly dependent on a small number of major customers. The total number of active customers for Klick's household products amount to 26 importers and traders. Wellux Industries has 230 active customers throughout the world for its adult oriented products.

     DEPENDENCE  ON  KEY  PERSONNEL

     We are highly dependent on three key members of our management, sales and marketing team, Jerry Gruenbaum, Hans Lodders and Ronald Steenbergen. The loss of the services of one or more of our team may adversely affect our ability to achieve our business plan. Recruiting and retraining qualified personnel to carry out our development and technical support will be critical to our future success. To the extent that the services of Mr. Gruenbaum, Mr. Lodders or Mr. Steenbergen would not be available to us, we would be required to obtain other personnel to perform the duties that they otherwise would perform. We cannot be sure that we will be able to employ other qualified persons, with the appropriate background and expertise, to replace any of them on acceptable terms. Although we believe that we will continue to be successful in attracting and recruiting other skilled personnel, we can offer no assurance that we can accomplish this objective on acceptable terms. Each management employment contract contains a non-compete clause.

     EARLY-STAGE  COMPANY

     In mid 1997, the focus of our Company shifted to manufacturing operations in China. Given this shift in our business focus from silver mining exploration, even though we as a Company have been around since 1953, we are at an early stage of entering the commercial marketplace. As a result, we can provide only limited financial information upon which a prospective investor could make an evaluation to purchase or sell our securities. Our future operating results are subject to a number of risks, including our abilities to implement our strategic plan, to attract qualified personnel and to raise sufficient financing as required. Our management's inability to guide growth effectively (including implementing appropriate procedures and controls) could have an adverse effect on our financial condition and operating results.

     MANAGEMENT  OF  RAPID  GROWTH  AND  LIMITED  OPERATING  EXPERIENCE

     We anticipate that the management of rapid growth will be a key challenge. Failure to effectively meet this challenge could have a material adverse effect on our operating results. There is no assurance that, in the event our business grows rapidly, that we will be able to manage such growth successfully.

     NO  PATENT  PROTECTION

     We do not have and do not intend to apply for patents on our products. Management believes that the patent application process in many countries in which we intend to sell products would be time - consuming and expensive. In addition, patents would have the effect of publicizing the proprietary aspects of our products. Finally, we intend continually to improve and upgrade our products. As a consequence, any patent disclosure may be out of date by the time the patent is granted.

     DEPENDENCE  ON  SUPPLIERS

     We are not dependent on a small number of suppliers because we own a significant amount of the "tools/mold" that are needed in the manufacturing of household and adult products. Hence we are very flexible in choosing a supplier.

     SHARES  ELIGIBLE  FOR  FUTURE  SALE

     As of February 4, 2000 we had outstanding approximately 23,465,589 common share equivalent, consisting of 19,913,922 shares of Common Stock ("Common Stock") and 3,551,667 shares of Common Stock issuable on conversion of all outstanding Exchangeable Shares. Said 3,551,667 shares consist of 1,785,000 options pursuant to our Fiscal 2000 Stock Option Plan, 1,000,000 options granted to Lloyd Wade Securities on April 13, 1998, and 766,667 convertible Preferred Class B shares at 1 for 1.

     In addition, we have an additional authorized and not issued to date 2,450,000 restricted securities for the Klick Limited acquisition. We have an additional 500,000 restricted securities for Hans Lodders and 500,000 restricted securities for Ronald Steenbergen in accordance with their employment agreement. See Item 8-"Decription of Securities".

     Of the 19,913,922 Common Stock, 11,686,422 are freely tradable. The remaining outstanding shares have not been registered under the Securities Act and therefore will be treated as "restricted securities" and may be publicly sold in the United States only if registered or if the sale is made in accordance with an exemption from registration, such as Rule 144 under the Securities Act. Under these exemptions, however, approximately one half of the other 8,227,500 shares of Common Stock generally will be eligible for resale in the United States without registration one year from the date of issuance the balance within two year from the date of issuance. This may adversely affect the market price of our shares and could affect the amount of trading of such shares.

     We intend to register under the Securities Act the shares of our Common Stock reserved for issuance under the Fiscal 1999 Stock Option Plan. As of February 4, 2000, options to purchase an aggregate of 1,785,000 shares of Common Stock were outstanding under such Stock Option Plan. Upon such registration, such shares, when issued, generally will be freely tradable.

     Sale of significant number of such shares, or the perception that such sales could occur, could adversely affect prevailing market prices for the shares and could impair our future ability to raise capital through an offering of equity securities, which in turn could adversely affect our business or results of operation.

     UNFORESEEABLE  EVENTS  AND  CONDITIONS

     Unforeseeable events and conditions, many of which are outside our control, can impact our business. There can be no assurance that our operations will not be adversely affected by unforeseeable future events.

     GOVERNMENT  REGULATION

     Our business is subject to various federal, state, local and international government regulations. While due to cultural and religious restrictions, we cannot be active with our adult product division in certain parts of the world.

     MINIMAL  TRADING  HISTORY OF COMMON STOCK - POSSIBLE STOCK PRICE VOLATILITY

     Our Common Stock trades on a limited basis on the National Quotation Bureau's "Pink Sheets" and we currently intend to apply to have our Common Stock quoted on the Over-the-Counter Bulletin Board upon meeting the requirements of its "Eligibility Rules". The market price of the Common Stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of the Issuer or other similar companies, the trading volume in our Common Stock, changes in general conditions in the economy, the financial markets or other developments affecting us or our competitors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

     LIMITATION  ON  OFFICERS'  AND  DIRECTORS'  LIABILITIES  UNDER  NEVADA LAW.

     Our by laws provides that the Issuer shall indemnify any officer or director to the full extent permitted by law. In general, the Nevada Business Corporation Act permits indemnification of officers and directors in those instances where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, has no reasonable cause to believe his or her conduct was unlawful. As a result, we may pay the judgment or other settlement received by a plaintiff against one of our officers, directors, employees or consultants as well as their legal expenses. This result could constitute a risk to the shareholders.

     PENNY  STOCK  REGULATION

     Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

     The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our securities become subject to the penny stock rules, investors may find it more difficult to sell their securities.

     YEAR  2000  ISSUES

     The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any computer software program or hardware that has date-sensitive software of embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000 which could result in system failures or miscalculations causing disruptions to operations and normal business activities. While our computers and software are all Year 2000 compliant and we have not been affected by any Year 2000 impact with connection with any of our suppliers or customers, we cannot guarantee that we have eliminated all risks related to the Year 2000 issue.


SIGNIFICANT  CUSTOMERS

     Our significant customers in Klick's household product division is: Thomas Philips GmBh in Germany, Edco B.V. in the Netherlands and KB Trading Comp. In the United Kingdom. KB Trading Comp. is part of the KB Group from whom we purchased four percent of Klick Ltd. and who owns the remaining fifty one percent of Klick Ltd. from whom we have a one year option, starting September 1999, to purchase it.

     Our significant customers in Wellux's adult product division is: Scala of the Netherlands, Orion of Germany, and T.G.A., of the United Kingdom.

LICENSES,  PATENTS  AND  TRADEMARKS

     None.

EMPLOYEES

     As of February 4, 2000, we had 39 employees (1), one in the United States, twenty-four in the Far East, and twelve in Europe.

Footnote:

(1) With the acquisition of Klick Ltd. (49% interest), there is an additional 14 employees, all in the Far East.

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF FINANCIAL CONDITION AND
--------     -------------------------------------------------------------------
             RESULTS  OF  OPERATION.
             -----------------------

     This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 1 - "Risk Factors." The following Management Discussion and Analysis of Financial Condition is qualified by reference to and should be read in conjunction with, our Consolidated Financial Statements and the Notes thereto as set forth beginning on page F-I.

OVERVIEW

We derive our revenues principally from the sale of adult products made from various forms of plastics, lingerie and leather goods, and from the sale of quality household products, household electronics, cutlery, and cookware products manufactured in the Far East, primarily in China and Hong Kong. For the six months ended December 31, 1999, the Company had gross sales of $1,986,360 and net income/(Loss) before taxation of ($70,373). For fiscal year ended June 30, 1999, the Company had gross sales of $4,109,017 and net income before taxation and other income/(expenses) of ($28,807) and net income after other income/(expenses) of ($158,807). For fiscal year ended June 30, 1998, the Company had gross sales of $274,468 and net income before taxation and other income/(expenses) of ($117,348) and net income after other income/ (Expenses) of ($60,000).

Our Company is operating at less than full capacity and is poised to increase sales in the coming year and thereby improve its margins and financial performance. We anticipate substantial growth in the business activities of Wellux. Increased revenue and net income in future periods will depend on our ability to (i) strengthen our customer base by enhancing and diversifying our products; (ii) increase the number of our customers; (iii) expand into additional markets; (iv) maintain or increase sales of our products to existing customers; (v) increase production; and (vi) control all of our costs. Although labor costs are increasing in China, our Company's labor costs continue to represent a relatively small percentage of its total production costs. Management believes that increased labor costs in China will not have significant effect on our total production costs or results of operations. In addition, we have not experienced significant difficulties in obtaining raw materials for our products, and management does not anticipate any such difficulties in the foreseeable future.

As of the date of filing this Form 10SB, our Company's revenues for the six month ended December 31, 1999 have increased when compared to the comparable period in the prior year. Our Company's principal source of revenue consisted of the business activities of Wellux Hong Kong, our wholly owned subsidiary, which totaled $1,986,360. Operating expenses for the six months ended December 31, 1999, consisted of general expenses of $895,504 for our Company as a whole. Our Company, and our subsidiaries, had a net income/(Loss) of ($70,373)for the six months ended December 31, 1999.

During fiscal year ended June 30, 1999, our Company raised approximately $200,650 in cash through the sale of our common stock in an offering conducted under Rule 504 of Regulation D. During the six-month period ended December 31, 1999 we raised approximately $199,985 in cash through the sale of our common stock in an offering conducted under Rule 504 of Regulation D, and an additional $110,000 in cash through the sale of our preferred stock in an offering conducted under Rule 506 of Regulation D. We anticipate that most, if not all, of any acquisitions we may make during the next twelve months would be of operating entities that have employees, or of assets that have employees associated with such assets. Accordingly, we anticipate there would be a significant increase in the number of our employees at the operating unit or subsidiary level, at such time, if any, that acquisitions may be consummated. Readers are cautioned that there can be no assurance that our management will be successful in achieving these objectives.

RESULTS  OF  OPERATIONS

The following table sets forth-selected income data as a percentage of gross sales for the periods indicated.

                                     Year ended     Year ended  Six Months ended
Income  Statement  Data                6/30/98        6/30/99         12/31/99
                                    ------------   ------------    -------------
Gross  sales                             100.00%        100.00%        100.00%

Cost  of  Sales                           73.18%         58.21%         58.45%

Gross  Profit                             26.82%         41.79%         41.55%

Gen.  and  Admin.  Expenses               69.58%         42.49%         45.08%

Income  from  Operations                 (42.75%)        (0.70%)        (3.54%)

Loss  on  discontinued
   operations                            (21.86%)        (3.16%)          -

Net  Income  after
   Other  income/(expenses)              (64.64%)        (3.86%)        (3.54%)

Provision  for  Income  Taxes              0.09%          0.01%          0.01%

Net  Income/(Loss)                       (64.71%)        (3.87%)        (3.54%)

COMPARING  FISCAL  YEAR  ENDED  JUNE  30,  1999  TO  JUNE  30,  1998

GROSS SALES. The Company's gross sales increases nearly 1,500% from $274,468 for the fiscal year ended June 30, 1998 to $4,109,017 for the fiscal year ended June 30, 1999, primarily as a result the increase presence of Wellux Industries in the global markets.

GROSS MARGIN. Gross Margin increased from 26.82% for fiscal year ended June 30, 1998 to 41.79% for fiscal year ended June 30, 1999 primarily due to the fact that we were able to control fixed costs as gross sales increased dramatically. Implementation of a "just-in-time" inventory system, which resulted in a reduction in inventory, also contributed to this increase.

GENERAL AND ADMINISTRATIVE EXPENSES. While total general and administrative expenses have increased significantly from $190,963 for the fiscal year ended June 30, 1998 to $1,7017,293 for the fiscal year ended June 30, 1999, they have decrease as a percentage of gross sales. General and administrative expenses decreased as a percentage of gross sales from 69.58% for fiscal year ended June

30, 1998 to 42.49% for fiscal year ended June 30, 1999. In addition, in fiscal year ended June 30, 1998 and June 30, 1999 we incurred significant travel and entertainment expenses in our quest to enter the Far East market. Now that we have established our operations and management in the Far East, and the fact that our directors, Hans Lodders and Ronald Steenbergen reside in Hong Kong, has resulted in a significant decrease in our travel and entertainment expenses.

INCOME/(LOSS) FROM OPERATIONS. Losses from operation have decreased from $117,348 or 42.75% of gross sales for the fiscal year ended June 30, 1998 to $28,807 or 0.70% of gross sales for the fiscal year ended June 30, 1999.

OTHER INCOME/(LOSS). In fiscal year ended June 30, 1999, we wrote off $130,000 from our joint venture in Xinhui, Peoples Republic of China. We were unable to make the factory profitable as a result of various disagreements with our partner in the joint venture. We made a business decision to close that operation.

NET INCOME/(LOSS). Net Losses have decreased from $177,598 or 64.71% of gross sales for the fiscal year ended June 30, 1998 to $159,057 or 3.87% of gross sales for the fiscal year ended June 30, 1999. A significant percentage of the net loss is attributable to loss from the write-off of discontinued operations noted above in other loss. The discontinued operation write-off accounted for 33.78% of the net loss for fiscal year ended June 30, 1998 and for 81.73% of the net loss for fiscal year ended June 30, 1999.

LIQUIDITY  AND  CAPITAL  RESOURCES

We have traditionally relied on internally generated funds and trade credits to meet our working capital requirements. We have in place in Hong Kong, trade facilities that include the ability to obtain overdrafts, letters of credit, notes payable and fixed loans. Interest on the indebtedness fluctuates with the prime rate and HIBOR as set by the Hong Kong Banking Association. Our bank credit facilities are due for renewal annually. Our Management anticipates that the banking facilities will be renewed on substantially the same terms.

We believe that present operations may require that we obtain some additional capital during the next twelve months for our own operation. Wellux Hong Kong and Klick Ltd. will require the formation of a working line of credit in excess to the funds to enable these companies to meet their growth plans. Wellux and Klick have made, to the best of management's belief, positive steps toward securing it's financing for expansion once our shares are fully trading again on the NASD Bulletin Board. Additionally, we are seeking additional funding, through a private placement in Europe and Hong Kong, to increase our working capital and capital for expansion for Wellux. It is unknown at this time whether we will be successful in raising capital on reasonable terms.

IMPACT  OF  INFLATION

Our management believes that inflation has not had a material effect on our business for six months ended December 31, 1999 or for fiscal year ended June 30, 1999 and 1998. We have generally been able to modify and improve our product designs so that we could either increase the price of our products or lower the production cost in order to keep pace with inflation. Most of our manufacturing is being done in China, and China is experiencing deflation. If such trend continues, we could incur decreased labor costs with regard to our Chinese operations, resulting in lower production costs. Although the costs to our Company of components used in the manufacture of our products have been relatively stable, management believes that any possible significant increase in material costs would affect the entire household products and plastics industry and thus would not have a negative impact on our competitive position.

EXCHANGE  RATES

We sell most of our products to international customers. Our principal export markets are Europe (mainly western Europe) and Asia. Sales to international customers are made directly from us to our customers. We sell nearly all our products in United States and Hong Kong Dollars. Because the Hong Kong dollar is pegged to the United States dollar, we see no material foreign exchange risk to our Company. We do not currently engage in hedging transactions, and do not intend to do so in the future.

RECENT  ACCOUNTING  PRONOUNCEMENTS

The Financial Accounting Standards Board has issued certain pronouncements that are effective as indicated below with respect to the fiscal years presented in the consolidated financial statements.

SFAS No. 130, "Reporting Comprehensive Income," is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. This statement establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose  financial  statements.  It  requires  that  all  items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displays with the same prominence as other financial statements; it does not address issues of recognition of measurement. The primary element of comprehensive income applicable our Company is the foreign currency cumulative transaction
adjustment.  The  adoption  of  SFAS  No.  130  will   have  no  impact  on  our
consolidated  results  of  operations,  financial  position  or  cash  flows.

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," is effective for fiscal years beginning after December 15, 1997. Reclassification of financial for earlier periods provided for comparative purposes is required. This statement establishes guidelines for the way the public business enterprises report information about operating segments in financial statements. This statement also establishes guidelines for related disclosures about products and services, geographic areas and major customers. We have evaluated the disclosure requirements of SFAS No. 131 and believe the adoption will not have a material impact on our future disclosure requirements.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required. This statement revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminate certain disclosures that are no longer useful. The statement suggests combined formats for presentation of pension and other post-retirement benefit disclosures. We have evaluated the disclosure requirements of SFAS No. 132 and believe the adoption will have no impact on our results of operations and financial position.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years beginning after June 15, 1999. Restatement of disclosures for earlier periods for comparative purposes is required. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We have evaluated the disclosure requirements of SFAS No. 133 and believe that implementation of the new standard will have no impact on our results of operations and financial position.

SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sales by a Mortgage Banking Enterprise" is effective for This statement amends SFAS 65, "Accounting for Certain Mortgage Banking Activities" and requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold these investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a non-mortgage banking enterprise. We have evaluated the disclosure requirements of SFAS No. 134 and believes that implementation of the new standard will have no impact on our results of operations and financial position.

SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Correction" is effective for fiscal years ending after February 15, 1999. Issued in February, 1999, this statement rescinds FASB Statement No. 75 "Deferral of the Effective Date of Certain Accounting Requirements for Pension Plans of State and Local Governmental Units." GASB Statement No. 25, "Financial reporting for Defined Benefit Pension Plans and Note Disclosures for Defined Contribution Plans," was issued November 1994, and establishes financial reporting standards for defined benefit pension plans and for the notes to the financial statements of defined contribution plans of state and local government entities. Statement 75 is, therefore, no longer needed. This Statement also amends FASB Statement No. 35, "Accounting and Reporting by Defined Benefit Pension Plan," to exclude from its scope plans that are sponsored by and provide benefits for the employees of one or more state and local government units. We have evaluated the disclosure requirements of SFAS No. 135 and believe the adoption will have no impact on our results of operations and financial position.

ITEM  3.     DESCRIPTION  OF  PROPERTY.
--------     --------------------------

     Our United States office is located in a shared modern office premises at 100 Pearl Street - 14th Floor, Hartford, Connecticut 06103. The lease, with a non-affiliated party, expires February 28, 2001 with a right to extend subject to an advance forty-five day notice by us when and if we intend to leave. Rent is $1,250 per month base rent plus additions for T-1 access, phone, copies, fax service, conference room use ands postage.

     Klick Ltd. (49% participation) occupies approximately four thousand five hundred square feet modern office and showroom facility at Enterprise Square, Tower II, on the fifth floor, units 505-507, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong. The lease with K.B. Group, the owner of the remaining 51% interest, expires on July 31, 2004. Rent is $8,700 U.S.D. per month.

     Our operating subsidiary, Wellux Ltd., including its adult products division and its household division, occupies approximately five thousand two hundred square feet office and showroom facility at Yuen Fat Industrial
Building, Unit 301, 25 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong. The lease with a non-affiliated party, expires January 31, 2001. Rent is $3,000 U.S.D. per month.

     Wellux BV a subsidiary of Wellux, occupies approximately twenty eight thousand square feet modern office, showroom, warehouse, and distribution center facility at De Grote Beer 13, 'S Hertogenbosh, Holland. The lease with a non-affiliated party, expires January 1, 2004. Rent is $4,500 U.S.D. per month.

     We believe that existing facilities are adequate for our needs through at least the end of 2000. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms and without undue operational disruption.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL OWNERS AND MANAGEMENT.
--------     ------------------------------------------------------------------

     We have set forth in the following table certain information regarding our common stock beneficially owned on February 4, 2000, for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock,
(ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days.

     At February 4, 2000 we have outstanding approximately 23,465,589 common shares equivalents, consisting of 19,413,922 shares of Common Stock, and 3,551,667 shares of Common Stock issuable upon conversion of all outstanding Exchangeable Shares. Said 3,551,667 shares consist of 1,785,000 options pursuant to our Fiscal 2000 Stock Option Plan, 1,000,000 options granted to Lloyd Wade Securities on April 13, 1998, and 766,667 convertible Preferred Class B shares at 1 for 1. In addition, we have an additional authorized and not issued to date 2,450,000 restricted securities for the Klick Limited acquisition and an additional 500,000 restricted securities for Hans Lodders and 500,000 restricted securities for Ronald Steenbergen in accordance with their employment agreement.

NAME  AND  ADDRESS                 NUMBER OF SHARES OF COMMON      PERCENT  OF
OR  IDENTITY  OF  GROUP            STOCK  BENEFICIALLY  OWNED  BENEFICIAL  OWNERSHIP
---------------------------------  --------------------------  ---------------------
Hans Lodders (1)(2)(3)(4)                   2,833,333                  12.1%
Enterprise Square - Tower II
9 Sheung Yuet Road, Unit 505-507
Kowloon Bay, Kowloon   Hong Kong

Ronald Steenbergen (3)(4)                     750,000                   3.2%
Enterprise Square - Tower II
9 Sheung Yuet  Road, Unit 505-507
Kowloon Bay, Kowloon Hong  Kong

Jerry Gruenbaum (3)(4)(5)                   2,250,000                   9.6%
100  Pear  Street  -  14th  Floor
Hartford,  CT  06103


All  Executive  Officers                    5,833,333                  24.9%
and  Directors  as  a  Group
(3  persons)

Lloyd  Wade  Securities  (6)                1,464,000                   6.2%
14911  Quorum  Drive  -  Suite  120
Dallas,  TX  75240

Footnotes:

(1) Includes 1,333,333 shares of the 4,000,000 Rule 144 shares that were paid to Crown Union Investment Limited, a Hong Kong Corporation for the acquisition of Wellux Industries Ltd on May 18, 1999. One of Crown Union's shareholders is a Ms. Noortje Vogeltje Lodders, a Dutch citizen, the adult daughter of Mr. Hans Lodders who controls 1,333,333 shares.
(2) Includes all 750,000 shares of the 2,450,000 Rule 144 shares that are authorized and are to be paid to Drilford, Ltd., a Hong Kong Corporation for the acquisition of Klick Ltd. In September 1999. Drilford, Ltd. is owned 80% by Mr. Lodders' wife and 20% by Mr. Lodders who is also a director.
(3) Includes 500,000 Rule 144 shares paid to each of the officers on January 2, 2000 as compensation per employment agreement. On said date, the shares were trading for $0.12 per share for freely tradable shares. Given the two year restriction on transfer of said shares by each of the officers, our board gave a forty percent value to the share at the time of authorization or $0.05 per share for a total value of $25,000 to each officer.
(4) Includes 250,000 options awarded to each of the officers on January 2, 2000 as compensation per employment agreement. Said shares are exercisable at $0.15 per share. On said date, the shares were trading for $0.12 per share for freely tradable shares.
(5) Includes 1,500,000 Rule 144 shares sold to him on January 2, 20000 for $0.05 per share for a total of $75,000.00 payable by interest bearing note over a five-year period. Given the two-year restriction on transfer of said shares, our board gave a forty percent value to the share at the time of authorization or $0.05 per share.
(6) Includes 464,000 freely tradable shares plus 1,000,000 options exercisable at $0.13 as part of a Investment Banking Agreement we entered into on April 13, 1998.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.
-------      -------------------------------------------------------------------

     The following table sets forth the names, positions and ages of our executive officers and directors. All our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the Board and their term of office are, except to the extent governed by employment contract, at the discretion of the Board.

NAME                                AGE     POSITION
-------------------------------     ---     ------------------------------------
Jerry  Gruenbaum                     44     President, secretary, treasurer and
                                            a member of the Board of Directors.

Hans  Lodders                        57     Managing Director  of Asia Business
                                            Division and Chairman of the Board
                                            of  Directors.

Ronald  Steenbergen                  36     Managing  Director of Operating
                                            Companies and a member of the Board
                                            of  Directors.

     Jerry Gruenbaum has served as President and as a member of the Board of Directors since 1997. He served as Chairman of the Board from 1997 to 1999. He has worked for the tax departments for Peat Marwick Mitchell & Co (now KPMMG Peat Marwick LLP) and Arthur Anderson & Co. (now Arthur Anderson LLP). He has served as Compliance director for CIGNA Securities, a division of CIGNA Insurance. He has lectured and taught at various Universities throughout the United States in the areas of Industrial and financial Accounting, taxation, business law, and investments. He has been admitted to practice law since 1979 and is a licensed attorney in various states. He is a member of the American Institute of Certified Public Accountants. Mr. Gruenbaum graduated from Brooklyn College, has a masters degree in accounting from Northeastern University, a law degree from Western New England College School of Law, and a post doctorate degree in tax law from the University of Miami School of Law.

     Hans Lodders has served as Managing Director of Asia Business Division and Chairman of the Board since 1999. He has been a resident of Hong Kong for twenty-two years. He is the former Managing Director of AGFA Hong Kong-China, where he has been employed from 1977 to 1999. During his tenure with AGFA, he directed their Hong Kong-China operations from inception to achieve sales in excess of HK$2 billion dollars. The markets that he targeted and has great expertise in include Hong Kong, China, Taiwan, the Philippines, Vietnam and Cambodia. The king of Belgium has knighted Mr. Lodders in 1995.

     Ronald Steenbergen served as Managing Director of Operating Companies and a member of the Board of Directors of Beacon Light since 1999. He has been a resident of Hong Kong for eighteen years. He has over eighteen years experience in sourcing, manufacturing and marketing of non-food consumer products in Asia, Europe and the United States.

     Key  Management Employees of Klick Ltd, (49% owned by Beacon Light) in Hong
Kong:

Ronald Steenbergen who serves as the General Manager of Klick Ltd. also serves as Managing Director of Operating Companies and a member of the Board of Directors of Beacon Light.

Karl Lai (31 years Old) serves as Purchasing Manager for Klick Ltd. He has over ten years experience in merchandising and purchasing in Asia and greater China.
     Key Management Employees of Wellux Hong Kong, our operating subsidiary in Hong Kong:

Cris Hoare (34 years old) serves as General Manager of Wellux Hong Kong. A resident of Hong Kong for over ten years, he has over 8 years experience in industry, serving in management positions with general trading and electronic software companies in Hong Kong. He is a United Kingdom citizen.

     Key Management Employees of Wellux Netherlands the operating subsidiary of Wellux Hong Kong:

Wim Hakkaart (55 years old) serves as General Manager of Wellux Netherlands. He has over thirty years extensive experience in marketing within the European Common Market countries and Eastern Europe. He is a resident and citizen of Holland.

ITEM  6.     EXECUTIVE  COMPENSATION.
--------     ------------------------

CASH  COMPENSATION.

     The following table shows, for the two-year period ended June 30, 1999, the cash and other compensation we paid to our Chief Executive Office and to each of our executive officers.

                           SUMMARY COMPENSATION TABLE
                           --------------------------
NAME  AND                                                 OTHER ANNUAL
PRINCIPAL POSITION             YEAR       SALARY   BONUS  COMPENSATION
-----------------------------  -------    -------  -----  ------------
Jerry  Gruenbaum  (1)          1998-99       -0-     -0-     $12,000
President                      1997-98       -0-     -0-     $25,750

Hans  Lodders  (2)             1998-99       -0-     -0-          -0-
Managing  Director
Asia  Business  Division

Ronald  Steenbergen  (3)       1998-99       -0-     -0-          -0-
Managing  Director
Operating  Companies

Footnotes:

(1) For the two-year period ended June 30, 1999 we had no employment agreement with Mr. Jerry Gruenbaum. As such, we paid him a total of $25,750 for the period ended June 30, 1998 and a total of $12,000 for the period ended June 30, 1999. The payments, while classified as Executive Compensation here and in the accompanying financial statements, were classified for tax purposes as an independent contractor with no personal deductions taken by our Company. On January 2, 2000 we have entered into an employment agreement with Mr. Gruenbaum starting from January 1, 2000 to December 31, 2005 for an annual compensation of $60,000 plus a minimum increase per year. In addition we gave Mr. Gruenbaum
500,000 Rule 144 stock as other compensation plus an option to purchase an additional 250,000 shares at $0.15 per share that expires on December 31, 2004 pursuant to our Fiscal 2000 Stock Option Plan. A copy of his employment agreement is attached as an exhibit.

(2) On January 2, 2000 we have entered into an employment agreement with Mr. Hans Lodders starting from January 1, 2000 to December 31, 2005 for an annual compensation of $60,000 plus a minimum increase per year. In addition we gave Mr. Lodders 500,000 Rule 144 stock as other compensation (said shares have not been issued to date) plus an option to purchase an additional 250,000 shares at $0.15 per share that expires on December 31, 2004 pursuant to our Fiscal 2000 Stock Option Plan. A copy of his employment agreement is attached as an exhibit.

(3) On January 2, 2000 we have entered into an employment agreement with Mr. Ronald Steenbergen starting from January 1, 2000 to December 31, 2005 for an annual compensation of $50,000 plus a minimum increase per year. In addition we gave Mr. Steenbergen 500,000 Rule 144 stock as other compensation (said shares have not been issued to date) plus an option to purchase an additional 250,000 shares at $0.15 per share that expires on December 31, 2004 pursuant to our Fiscal 2000 Stock Option Plan. A copy of his employment agreement is attached as an exhibit.

OPTION  GRANTS  IN  THE  LAST  FISCAL  YEAR.
--------------------------------------------

     The following table sets forth information with respect to the grant of options to purchase shares of common stock during the fiscal year ended June 30, 1999, to each person named in the Summary Compensation Table.

                         NUMBER  OF       %  OF  TOTAL
                         SECURITIES       OPTIONS/SARS     EXERCISE  OR
                         UNDERLYING       GRANTED  TO      BASE  PRICE
                         OPTIONS/SARS     EMPLOYEES  IN     ($/SHARES)   EXPIRATION
NAME                     GRANTED  (#)     FISCAL  YEAR                   DATE
----------------------   ------------     ------------     -----------   ----------
Jerry  Gruenbaum                   0               0             N/A        N/A
Hans  Lodders                      0               0             N/A        N/A
Ronald  Steenbergen                0               0             N/A        N/A

- Subsequent to the end of the fiscal year ended June 30, 1999, On January 18, 2000 we have issued 250,000 options to Mr. Gruenbaum, Mr. Lodders and Mr. Steenbergen pursuant to our Fiscal 2000 Stock Option Plan. The options are exercisable at $0.15 and expire December 31, 2004. The market price of the shares on that date was $0.12.

1999  STOCK  OPTION  PLAN

     In November 15, 1999, Our Board of Directors adopted the Fiscal 2000 Stock Option Plan (the "Plan") as a means of increasing employees', board of advisors, consultants' and non-employee directors' proprietary interest and to align more closely their interest with the interests of our stockholders. The Plan should also maintain our ability to attract and retain the services of experienced and highly qualified employees and non-employee directors.

     Under the Plan, we have reserved an aggregate of 3,000,000 shares of Common Stock for issuance pursuant to options ("Plan Options"). Our Board of Directors or a Committee of our Board of Directors (the "Committee") will administer the Plan, including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

     Plan Options granted under the Plan may be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify (Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by our Board of Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of our Common Stock, no more than five years after the date of the grant. The exercise price of Non-Qualified Options shall be determined by our Board of Directors of the Committee.

     The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in our capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan.

     Our officers, directors, key employees and consultants (including any subsidiary) will be eligible to receive Non-Qualified Options under the Plan. Only our employees (including any subsidiary) are eligible to receive Incentive Options.

     Recipients of Plan Options may not assign or transfer them, except by will or by the laws of descent and distribution. During the lifetime of the optionee, an option may be exercised only by such optionee. If an optionee's employment is terminated for any reason, other than his death or disability or termination for cause, or if an optionee is not an employee but is a member of our Board of Directors and his service as a Director is terminated for any reason, other than death or disability, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is disabled, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of the disability.

     Our Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan, or (ii) changes the definition of an Eligible Person under the Plan.

     As of February 4, 2000, 1,785,000 Plan Options had been granted pursuant to the Plan. As of February 4, 2000, no option had been exercised.

OPTION  EXERCISES  AND  HOLDINGS.

     The following table sets forth information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended June 30, 1999 to each person named in the Summary Compensation Table and the unexercised options held as of the end 1999 fiscal year.

                          AGGREGATE OPTION/EXERCISES IN
             LAST FISCAL YEAR AND 1998 FISCAL YEAR END OPTION/VALUES
             -------------------------------------------------------
                                                          NUMBER OF SECURITIES
                                                          UNDERLYING
                                                          UNEXERCISED OPTION
                      SHARES ACQUIRED ON     VALUE        AT 1998 FISCAL YEAR
                      EXERCISE               REALIZED     END (#) EXERCISABLE
NAME                  (#)                    ($)          UNEXERCISABLE
-------------------   ------------------     --------     --------------------
Jerry  Gruenbaum                     0            0                    0
Hans  Lodders                        0            0                    0
Ronald  Steenbergen                  0            0                    0

- Subsequent to the end of the fiscal year ended June 30, 1999, we have issued a total of 1,785,000 options pursuant to our Fiscal 2000 Stock Option Plan, 250,000 options to Jerry Gruenbaum, the Company's President; 250,000 options to Hans Lodders, the Company's Managing Director for Asian Business Affairs; 250,000 options to Ronald Steenbergen, the Company's Managing Director for Operating Companies; 100,000 options to Wim Hakkaart, the Manager of Wellux BV; 200,000 options to Jan Opdam, the Financial Comptroller of the Wellux Group; 10,000 options to Sunil Vasudev, the company accountant; 10,000 option to Karl Lai, the Marketing Manager for Klick; 5,000 options to Mary Yeung, the Company secretary; 500,000 options to Jean Claude Comptaert, the Marketing Sales Coordinator for Wellux BV; 20,000 options to G.V. Dongen, Manager of Accounts Logistics; 50,000 options to Paul Damen, the Manager of Households, Wellux BV; 20,000 options to Edward Droog, the Sales Manager for Wellux BV; 50,000 options to Johannes Zwakhoven, the Sales Manager-Household Wellux BV; and 70,000 options to Cris Hoare, the General Manager for Wellux HK. The options are exercisable at $0.15 and expire June 30, 2004. The intrinsic value of the options on February 4, 2000 is $357,000.00 based on our determination of fair market value of the purchased shares on the option exercise date less the exercise price paid for the shares.

                          LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
                          ------------------------------------------------------
                           NUMBER OF SHARES,             PERFORMANCE  OR
                           UNITS OR OTHER                OTHER  PERIOD  UNTIL
                           RIGHTS                        MATURATION  OR
NAME                       ($)                           PAYOUT
-----------------------    ----------------------         ------------------
Jerry  Gruenbaum                           0                            0
Hans  Lodders                              0                            0
Ronald  Steenbergen                        0                            0

- Subsequent to the end of the fiscal year ended June 30, 1999, we have authorized 500,000 restricted shares to Mr. Gruenbaum, Mr. Lodders and Mr. Steenbergen. The shares to Mr. Lodders and Mr. Steenbergen have not been to date. Only the shares to Mr. Gruenbaum have been issued. The intrinsic value of the shares on January 2, 2000 the date they were issued is $25,000 to each officer based on our determination of fair market value of $0.05 per share for a restricted share that may not be traded for two years from the date of issue. Mr. Gruenbaum was also sold an additional 1,500,000 restricted shares at the same $0.05 per share for a total of $75,000 payable by a five-year interest-bearing note to the Company.

EXECUTIVE  EMPLOYMENT  AGREEMENTS

     We have entered into an employment agreement with Jerry Gruenbaum, our President and Director for five years commencing on January 1, 2000 and terminating on December 31, 2004. Under said employment agreement we have agreed to pay Mr. Gruenbaum, $60,000.00 per year payable semi monthly, 500,000 Rule 144 stock, and a stock option exercisable for five years for 250,000 Common Shares pursuant to our Fiscal 2000 Stock Option Plan at $0.15 per share plus reasonable expenses. A copy of the employment agreement is attached as exhibit 10-3.

     We have entered into an employment agreement with Hans Lodders, our Managing Director for Asia Business Division and Chairman of the Board of Directors for five years commencing on January 1, 2000 and terminating on December 31, 2004. Under said employment agreement we have agreed to pay Mr. Lodders, $60,000.00 per year payable semi monthly, 500,000 Rule 144 stock, and a stock option exercisable for five years for 250,000 Common Shares pursuant to our Fiscal 2000 Stock Option Plan at $0.15 per share plus reasonable expenses. A copy of the employment agreement is attached as exhibit 10-3(1).

     We have entered into an employment agreement with Ronald Steenbergen, our Managing Director for Operating Companies and Director for five years commencing on January 1, 2000 and terminating on December 31, 2004. Under said employment agreement we have agreed to pay Mr. Steenbergen, $50,000.00 per year payable semi monthly, 500,000 Rule 144 stock, and a stock option exercisable for five years for 250,000 Common Shares pursuant to our Fiscal 2000 Stock Option Plan at $0.15 per share plus reasonable expenses. A copy of the employment agreement is attached as exhibit 10-3(2).

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     We were incorporated in the State of Idaho on April 16, 1953 under the name Beacon Light Mining Company for the purpose of exploring and developing potential silver mines in the northern part of the State Idaho. Our initial certificate of incorporation authorized 1,500,000 shares of common stock of $.25 par value per share. The Company became inactive from the mid 1980's until mid 1997. The Company originally went public in the 1950s on a Regulation A offering. Subsequently it was traded on the Spokane Exchange. The Spokane Exchange is now defunct. Our Company's listing on the Spokane Exchange has also since lapsed.

     In March 1997, Jerry Gruenbaum the President and Director of our Company located our Company in Idaho along with other unrelated investors in the silver mining and timber fields and proceeded to negotiate the acquisition of a majority control in our Company from a Mr. Lloyd Sanders the President and the then member of the board of directors of our Company with the goal of merging it with other silver mine claims and timber operations located in Montana, and listing the Company on the NASDAQ Electronic Bulletin Board. At the time, our Company had approximately 4,015,000 shares of common stock outstanding.

     Negotiation to merge our Company with other silver claims failed due to the stagnation of the silver mining industry at the time and the lack of interest by Mr. Sanders who was an expert in silver mining operations. Subsequently, Mr. Gruenbaum approached Mr. Sanders with another proposal to acquire the majority control in our Company. To accomplish the acquisition Mr. Gruenbaum sought the advise of Mr. Timothy H. Masley, whose father was a close personal friend for over fifteen years and a business partner for many years. Mr. Masley a former investment banker and stockbroker had extensive knowledge with the operations of the securities market and sources for necessary funds in the market to make the acquisition. He was to act as the Company's investment banking consultant. Mr. Masley insisted on retaining the guidance of a securities attorney help in the acquisition because of legal securities violations he was facing at the time. It was understood that because of these securities violations, Mr. Masley could never be an officer or director of our Company. He recommended that his acquaintance, an attorney Vincent L. Verdiramo, Sr. of Jersey City, New Jersey, an attorney highly experienced in securities compliance be retained to oversee the legal securities compliance for the Company including obtaining the necessary funding and act as the Company's corporate and securities attorney.

     In April 1997, Attorney Vincent Verdiramo negotiated with Mr. Sanders and acquired on behalf of Ansam, Inc. of Jersey City, New Jersey for $55,000.00, 5,500,000 Rule 144 stock of our Company and thereby a majority control of it and changed direction of the Company from silver mining to a holding company for manufacturing operations in China. Ansam, Inc. a New Jersey corporation, is owned entirely by Attorney Vincent Verdiramo, the prior legal counsel for our Company. The 5,500,000 Rule 144 Ansam shares have since been reversed, the trading restrictions have been removed in 1998, and have been sold into the market. Ansam, Inc. no longer has any interest in our Company and Attorney Vincent Verdiramo is no longer associated with our Company.

     In June 1997, a special meeting of the shareholders of our Company was held at the office of Attorney Vincent Verdiramo, in Jersey City, New Jersey pursuant to a proxy sent to all shareholders. It was resolved in that meeting that that the Company reverse split its shares one for ten in accordance with said proxy statement. It was further resolved that the Company increase its authorized number of shares to 50,000,000 shares and the par value be decreased to $.001 per share. It was further resolved that Jerry Gruenbaum; Maureen Bell, Mr. Masley's sister; and Maureen Hogan, a person who worked with Attorney Verdiramo, be elected as the directors of the Company. Jerry Gruenbaum was appointed President of our Company, a position he holds to this date, responsible for negotiating and acquiring business operations from the Peoples Republic of China to be merged into our Company. Ms. Hogan was appointed secretary/treasurer responsible for opening and maintaining the Company's bank accounts. Ms. Bell was appointed Vice President in charge of investor relations.

     In September 1997, Attorney Verdiramo purchased 100,000 shares of the Company, and Mr. Masley through various nominee companies purchased additional at least 300,000 shares of the Company. Attorney Verdiramo authorized the transfer agent to issue 1,000,000 Rule 144 shares to Boursa Intelligencia for consulting services. No board meeting was ever conducted or approved upon to issue the above shares. The Company was not notified by its investment-banking consultant, its attorney or the transfer agent that said shares were issued. Said shares had their trading restriction removed in late 1998 at the request of Attorney Verdiramo, transferred to a brokerage firm in Canada, and later transferred again to another brokerage firm in Canada to an account we believe is indirectly controlled through a nominee by Mr. Masley. We are aware where these shares are located and we are pursuing the remaining shares at this time.

     In February 1998 we changed our domicile from the State of Idaho to the State of Nevada. In February 1998 we amended our Nevada Articles of Incorporation to state that the total authorized number of Common shares are to change to 45,000,000 shares with a par value of $.001 per share, and that we are authorized to issue 5,000,000 Preferred shares with a par value of $0.001 with an 8% coupon, convertible into common for a period of 5 years at $1.00. In February 1998 we changed our name to Beacon Light Holding Corporation.

     In May 1998 Attorney Verdiramo authorized our transfer agent to issue 1,000,000 free trading shares to XCEL Associates Inc. No board meeting was ever conducted or approved upon to issue the above shares. We were never notified by our investment-banking consultant, our attorney or our transfer agent that said shares were issued. Said shares were mailed from the transfer agent to the office of Attorney Verdiramo per his instruction. Said shares have not been paid for and were directed to an account in Canada we believe are indirectly under the control of our former investment-banker. We are aware where these shares are located and we are pursuing the remaining shares at this time.

     In January 1999, we replaced Maureen Hogan with Fukman Yip, a U.S. citizen born in Hong Kong with direct knowledge of the Chinese markets. In May 1999, we issued 250,000 Rule 144 shares to Fukman Yip, 100,000 Rule 144 shares to Maureen Bell both of whom were directors of the Company, and 200,000 Rule 144 shares to Richard J. Verdiramo, the younger son of Attorney Verdiramo for services rendered to our Company.

     In May 1999, we issued 4,000,000 Rule 144 shares to Crown Union Investment Ltd. for one hundred percent interest in Wellux Industries Limited. In accordance with the acquisition negotiation, Mr. Yip and Ms. Bell resigned from our board of directors and were replaced by Hans Lodders our current Chairman of the Board and Managing Director of our Asian Business Division and Ronald Steenbergen a current member of the board and the Managing Director of our Operating Companies. One of the shareholders of Crown Union Investments Ltd. is a Ms. Noortje Vogeltje Lodders, who is Mr. Lodders' daughter. She controls 1,333,333 of these shares.

     In May 1999, we issued 2,000,000 free trading shares to Morgan Jason, as part of an investment-banking agreement to negotiate the acquisition of Niphix Systems, Inc. for Beacon Light. For business reasons, we decided on a later date not to pursue the completion of the Niphix Agreement. To date, we received $100,000.00 for these shares from Morgan Jason. The $100,000.00 was used to purchase shares on behalf of our Company in Niphix Systems, Inc. We believe that Mr. Masley has an indirect ownership with Morgan Jason at the time. As of July 1999, we have terminated our association with Mr. Masley, who as of February 2000 has been sentenced and incarcerated for Securities violations unrelated to his association with our Company. We are currently assessing with our legal counsel on whether to seek any further legal recourse against Mr. Masley.

     In August 1999 we issued 7,500 shares of Rule 144 stock having a market value at the time of $1,125.00 taking into account their restrictions, to Timothy E. Morgan, Esq. In settlement of a personal suit against our president as legal counsel for a franchisor in California. The basis of the suit is that our president in his prior capacity as the attorney for a franchisor in California failed to disclose in the prospectus he prepared on behalf of the franchisor, a material judgment against the owner of the franchisor. We believed it was in our best interest to settle this matter.

     In September 1999, we authorized but have not issued to date 2,450,000 Rule 144 shares for a forty nine percent interest in Klick Limited, thirty percent from Ma Yuk King a Hong Kong resident, fifteen percent from Drilford Ltd. a Hong Kong Corporation, and four percent from KB Group, a British Virgin Island Corporation that owns the remaining fifty-one percent interest. We have an option for 360 days to purchase the remaining fifty-one percent interest in Klick from the KB Group. Drilford, Ltd. is owned 80% by Mr. Lodders' wife and 20% by Mr. Lodders who is also a director.

     In January 2000 we issued a total of 300,000 shares of Rule 144 stock, 200,000 to Frank Kavanaugh and 100,000 to John Pitkin, Esq. in settlement of a default judgment against our president as legal counsel for a franchisor in California. At the time, our shares were trading at $.12 per share for unrestricted shares. The basis of the suit is that our president in his prior capacity as the attorney for a franchisor in California failed to disclose in the prospectus he prepared on behalf of the franchisor, a material judgment against the owner of the franchisor. We believed it was in our best interest to settle this matter. Said shares were paid from the 300,000 shares authorized but never issued to our president in June 1999 as compensation settlement for him for all works performed for fiscal year ended June 30, 1997, 1998 and 1999.

     In January 2000 we issued 2,000,000 Rule 144 shares to Jerry Gruenbaum our President and director. At the time, our shares were trading at $.12 per share for unrestricted shares. 500,000 shares were treated as compensation in accordance with the employment agreement of the same date and 1,500,000 shares were sold to him at $.05 per share on a $75,000 note to the Company payable over five years. Our shares were selling at the time for $0.12 for free trading shares. The restrictions to trade on said shares can be removed in January 2002.

     In January 2000 we have terminated our association with Attorney Vincent L. Verdiramo, Sr. and are assessing with our legal counsel on whether to seek any further legal recourse against him.

ITEM  8.     DESCRIPTION  OF  SECURITIES

     Under our amended certificate of incorporation, we are authorized to issue up to 45,000,000 shares of common stock, par value $.001 per share, of which 19,413,922 shares were outstanding as of March 7, 2000. We are also authorized to issue up to 5,000,000 shares of preferred convertible stock, par value $.001 per share, of which 766,667 shares were outstanding as of March 7, 2000.

COMMON  STOCK

     Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not posses cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of our directors. Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our Board of Directors may determine. Upon our liquidation, dissolution, or winding, the assets legally available for distribution to our shareholders will be distributable ratably among the holders of the shares outstanding at the time. Holders of our shares of common stock have no preemptive, conversion, or subscription rights, and our shares of common stock are not subject to redemption. All our shares of common stock are fully paid and non-assessable.

     Of the outstanding shares of common stock of our Company as of March 7, 2000, approximately 11,686,422 shares are free trading shares, and approximately 8,227,500 shares are restricted securities as that term is defined in Rule 144 adopted under the Act ("Restricted Securities"). Rule 144 governs resale of Restricted Securities for the account of any person, other than the issuer, and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates, which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, unregistered resale of restricted common stock cannot be made until it has been held for one year from the later of its acquisition from the Company or an affiliate of the Company. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable Requirements"). Resale by the Company's affiliates of restricted and unrestricted common stock are subject to the Applicable Requirements. The volume limitations provide that a person, or persons who must aggregate their sales, cannot, within any three-month period, sell more than the greater of (i) on percent of the then outstanding shares, or (ii) the average weekly reported trading volume during the four calendar weeks preceding each such sale. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the Applicable Requirements.

PREFERRED  STOCK.

     Under the certificate of incorporation, as amended, we are authorized to issue 5,000,000 shares, par value $0.001 per share, of preferred stock with such designation, rights and preferences as our Board of Directors may from time to time determine. Accordingly our Board of Directors is empowered, without stockholders approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights, which could adversely affect the voting power of other rights of the holders of our stock. We could issue preferred stock as a method of discouraging, delaying or preventing a change of control of our company. On November 15, 1999, our board of directors has created one series of preferred stock, Series B Preferred Stock. On November 18, 1999, we sold 766,667 shares of preferred shares for $0.15 per share, for a total of $115,000 in reliance upon the exemption registration afforded by Rule 506 of Regulation D as promulgated by the United States Securities and Exchange
Commission  under  the  Securities  Act  of  1933,  as  amended.

     In accordance with the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock as filed with the State of Nevada, (a copy of the full text is attached as EX-4.1(i)) said shares have the following powers, designations, preferences and other special rights:

1. Dividends. The Preferred Shares bear dividends at a rate of 8.5% of their stated value per annum, which are cumulative and accrue daily from the date they are issued. Dividends are payable in cash on November 17, 2001 or at any other date on which Buyer has a redemption right, on all preferred shares that are redeemed and not converted to common shares. Any accrued and unpaid dividends that are not paid within five (5) business days on redeemed shares when they are due bear interest at the rate of 1.5% per month from the due date until it is paid.

2.     Conversion  of   Preferred  Shares.   The  Preferred   Shares   shall  be
convertible into shares of the Company's common stock, par value $0.001 per share at the conversion ration of 1.0.

SHARES  ELIGIBLE  FOR  FUTURE  SALE

     No prediction can be made as to the effect, if any, that sale of common stock, or conversion of preferred stock to common stock or the availability of such shares will have on the market price prevailing from time to time. Nevertheless, the possibility exist, that substantial amounts of common stock may be sold in the public market and therefore would likely have a material adverse effect on the prevailing market price for our common stock and could impair our Company's ability to raise capital through the sale of our equity securities.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Our shares of common stock are traded on the pink sheets. From October 22, 1997 through March 5, 1998 when we were called Beacon Light Mining Company and our shares of common stock were traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "BLMG". Our company name was changed to its current name Beacon Light Holding Corporation on February 17, 1998 and from March 6, 1998 to October 12, 1999 our shares of common stock were traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "BLHG". The reported high and low bid prices for the common stock are shown below for the period from the fourth quarter of 1997 through March 6, 2000. The prices are from the NASDAQ Quarterly Quote Summary Reports. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions.

                                        HIGH  BID     LOW  BID
                                        ---------     --------
1997
     Fourth  Quarter                     $1.75          $0.50
1998
     First  Quarter                      $1.25          $0.06
     Second  Quarter                     $1.63          $0.13
     Third  Quarter                      $0.50          $0.07
     Fourth  Quarter                     $0.15          $0.08
1999
     First  Quarter                      $1.61          $0.08
     Second  Quarter                     $1.25          $0.44
     Third  Quarter                      $0.70          $0.16
     Fourth  Quarter                     $0.25          $0.15
2000
     First  Quarter                      $0.42          $0.11
     (through  March  6,  2000)

     The  closing  price  of  our  common  stock  on  March  6, 2000, was $0.36.

     As of March 6, 2000 there were approximately 671 holders of record of the Company's common stock.

     Our transfer agent is Jersey Transfer and Trust Company, Inc., 201 Bloomfield Avenue, Verona, New Jersey 07044, (973) 239-2712.

DIVIDEND  POLICY

     We have never paid cash dividends on our common stock and we presently intend to retain future earnings, if any, to finance the expansion of our business. We do not anticipate that cash dividends will be paid in the foreseeable future. Future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM  2.     LEGAL  PROCEEDINGS.

     In July 1999 the U.S. Attorney's Office for the Eastern District of New York subpoenaed the records of our Company. The agency has further subpoenaed the financial records of our auditors and our records from our transfer agent. Both Jerry Gruenbaum the Company's President and Director and Hans Lodders the Company's Chairman of the Board have been interviewed by that agency. On March 10, 2000 the agency has notified us officially that we are being Investigated and that our President is also the subject of the investigation for His role in his association with our Company's former attorney Vincent L. Verdiramo and our former investment-banking consultant Timothy Masley who now is incarcerated for securities violations for matters unrelated to Beacon Light.

     In July 1999 we have terminated our association with Mr. Masley and are assessing with our legal counsel on whether to seek any further legal recourse against him. In January 2000 we have terminated our association with Attorney Vincent L. Verdiramo, Sr. and are assessing with our legal counsel on whether to seek any further legal recourse against him.

     Our management is not aware of any legal proceeding contemplated by any governmental authority involving our Company, our subsidiaries or our Company's property. No director, officer or affiliate of the Company, or any associate of a director, officer or affiliate of our Company, or any associate of a director, officer or affiliate of our Company: (i) is a party adverse to our Company or our subsidiaries in any legal proceedings; or (ii) has an adverse interest to the Company or its subsidiaries in any legal proceedings. Except as described herein, our Company and our subsidiaries are not parties to any legal proceedings and there are no other material legal proceedings pending with respect to the property of our Company and our subsidiaries.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

     The firm of Hoffski & Pisano CPAs conducted our audit for years ended June 30, 1998 and June 30, 1999. Our relationship with that firm is ongoing.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES.

     During the past three years, the following transactions were affected us in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act") as provided in Section 4(2) thereof except as otherwise indicated below. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did we pay any commission or fee to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

     In  April  8,  1997  we  sold  for $55,000, 5,500,000 Rule 144 stock of our
Company under Rule 504 of Regulation D to the Securities Act of 1933 to Ansam, Inc.

     On August 11, 1997 we undertook a 10:1 reverse stock split of our Common Stock. All figures set forth below give effect to the reverse split.

     In September 30, 1997 we sold for an aggregate of $12,000 an aggregate of 800,000 shares of our common stock to 8 investors under Rule 504 of the Regulation D to the Securities Act of 1933. We further issued 1,000,000 Rule 144 shares to Boursa Intelligencia for consulting services. No board meeting was ever conducted or approved upon to issue the above shares. The Company was not notified by its investment-banking consultant Timothy H. Masley, it attorney Vincent L. Verdiramo, Sr., Esq., or its transfer agent Jersey Transfer and Trust Co. that said shares were issued.

     In February 18, 1998 we sold for an aggregate of $60,000 an aggregate of 600,000 shares of our common stock to various investors under Rule 504 of the Regulation D to the Securities Act of 1933.

     In April 30, 1998 we sold for an aggregate of $40,000 an aggregate of 400,000 shares of our common stock to various investors under Rule 504 of the Regulation D to the Securities Act of 1933.

     In May 18, 1998 we sold for an aggregate of $250,000 an aggregate of 1,000,000 shares of our common stock to various investors under Rule 504 of the Regulation D to the Securities Act of 1933.

     In May 22, 1998 we sold for an aggregate of $25,000 an aggregate of 100,000 shares of our common stock to Fermasa USA under Rule 504 of the Regulation D to the Securities Act of 1933.

     In May 27, 1998 we sold for an aggregate of $52,500 an aggregate of 210,000 shares of our common stock to various investors under Rule 504 of the Regulation D to the Securities Act of 1933.

     In May 27, 1998 we sold for an aggregate of $250,000 an aggregate of 1,000,000 shares of our common stock to XCEL Associates under Rule 504 of the Regulation D to the Securities Act of 1933. We were never paid the $250,000 and no board meeting was ever conducted or approved upon to issue the above shares. The Company was not notified by its investment-banking consultant, it attorney, or its transfer agent that said shares were issued.

     In July 16, 1998 we issued an aggregate of 800,000 Rule 144 shares plus an additional 1,000,000 options at $0.13 per share to Lloyd Wade Securities and various officers and associates of that firm for investment banking services.

     In February 17, 1999 we sold for an aggregate of $70,650 an aggregate of 785,000 shares of our common stock to various investors under Rule 504 of the Regulation D to the Securities Act of 1933.

     In May 10, 1999 we issued 250,000 Rule 144 shares to Fukman Yip for directors services, 100,000 Rule 144 shares to Maureen Bell for directors services and 200,000 Rule 144 shares to Richard J. Verdiramo for services rendered to the Company.

     In May 18, 1999 we sold for an aggregate of 9,400,000 shares of our common stock to various investors under Rule 504 of the Regulation D to the Securities Act of 1933. To date we have cancelled 6,300,000 of said shares. 2,000,000 shares have been sold to Morgan Jason, as part of an investment-banking agreement to negotiate the acquisition of Niphix Systems, Inc. for Beacon Light. To date the Company received $100,000.00 for these shares from Morgan Jason. 1,000,000 shares were sold to Victor Roosen for $84,000.00 paid to the Company in September 1999. The company is aware where the Morgan Jason shares are located and are pursuing the remaining shares at this time.

     In May 18, 1999 we issued 4,000,000 Rule 144 shares to Crown Union Investment Ltd. for the one hundred percent interest in Wellux Industries Limited.

     In June 11, 1999 we issued 500,000 Rule 144 shares to VJMA Roosen for the one hundred percent interest in VJMA Roosen.

     In August 3, 1999 we issued 7,500 Rule 144 shares to Timothy E. Morgan, Esq. In settlement of a personal suit against our company's president as legal counsel for a franchisor in California. The basis of the suit is that our president in his prior capacity as the attorney for a franchisor in California failed to disclose in the prospectus he prepared on behalf of the franchisor, a material judgment against the owner of the franchisor. We believed it was in our best interest to settle this matter

     In October 9, 1999 we sold for an aggregate of $200,000 an aggregate of 800,000 shares of our common stock to various investors in Holland under Rule 504 of the Regulation D to the Securities Act of 1933.

     In November 18, 1999 we sold for $115,000, 766,667 shares of our Series B convertible preferred stock to Vijuk Equipment, Inc. under Rule 506 of the Regulation D to the Securities Act of 1933.

     In January 2, 2000 we issued a total of 300,000 shares of Rule 144 stock, 200,000 to Frank Kavanaugh and 100,000 to John Pitkin, Esq. in settlement of a default judgment against our company's president as legal counsel for a franchisor in California. The basis of the suit is that our president in his prior capacity as the attorney for a franchisor in California failed to disclose in the prospectus he prepared on behalf of the franchisor, a material judgment against the owner of the franchisor. We believed it was in our best interest to settle this matter. Said shares were paid from the 300,000 shares authorized but never issued to our president in June 1999 as compensation settlement for him for all works performed for fiscal year ended June 30, 1997, 1998 and 1999.

     In January 2, 2000 we issued 2,000,000 Rule 144 shares to Jerry Gruenbaum our President and director. 500,000 shares were treated as compensation in accordance with the employment agreement of the same date and 1,500,000 shares were sold to him at $.05 per share on a $75,000 note to the Company payable over five years. Our shares were selling at the time for $0.12 for free trading shares. The restrictions to trade on said shares can be removed in January 2002.

     In February 7, 2000 we sold for $110,000, 1,000,000 Rule 144 shares of our common stock to a European accredited investor under Rule 504 of the Regulation D to the Securities Act of 1933. To date the investor has paid us $55,000 for 500,000 Rule 144 shares.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     Chapter 78 of the Nevada Revised Statutes permits the indemnification of directors, employees, officers and agents of Nevada corporations as follows:

Section 78.7502 Discretionary and mandatory indemnification of officers directors, employees and agents:

     General  provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudicated by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the courts deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.
--------------------------------------------------------------------------------

1.     Any  discretionary  indemnification

       (a)     By  the  stockholders;
       (b) By the board of directors by majority vote of a quorum consisting of directors who were not party to the action, suit or proceeding;

       (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so ordered, by independent legal counsel in a written opinion; or
       (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors of officers may be entitled under any contract or otherwise by law.

3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

       (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
       (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.
-----------------------------------------------------------------------------

1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

       (a)     The  creation  of  a  trust  fund.
       (b)     The  establishment  of  a  program  of  self-insurance.
       (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
       (d)     The  establishment of  a letter  of  credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudicated by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

4.     In  the  absence  of  fraud:

       (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is inclusive; and
       (b)     The  insurance  or  other  financial  arrangement:
               (1)     is  not  void  or  voidable;  and
               (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

Our  Certificate  of  Incorporation,  as  amended,  provides  as  follows:

NINTH. No director or officer of the corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer or for any act or omission of any such director or officer; however, the foregoing provision shall not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

Our  Bylaws  as  amended,  provide  as  follows:

Section  3.17     Directors  Liability

     The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Nevada Law. The corporation is authorized to indemnify the directors of the corporation to the fullest extent permissible under Nevada Law.

Section  4.12     Officers  Liability

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Nevada Law. The corporation is authorized to indemnify the directors of the corporation to the fullest extent permissible under Nevada Law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commissioner, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                      PART  F/S

                              Financial Statements
                        Beacon Light Holding Corporation
                                  June 30, 1999


                                                                         PAGE
---------------------------------------------------------------------    ----

TABLE  OF  CONTENTS                                                        1

ACCOUNTANTS'  AUDIT  REPORT                                                2

FINANCIAL  STATEMENTS
     Balance  Sheets                                                     3-4
     Statement  of  Operations                                             5
     Statements  of  Stockholders'  Equity                                 6
     Statement  of  Cash  Flows                                          7-8
     Notes  to  Consolidated  Financial  Statements                      9-16

                          Independent Auditor's Report
                          ----------------------------




Board  of  Directors
Beacon  Light  Holding  Corporation  and  Subsidiaries
Hartford,  Connecticut

     We have audited the consolidated balance sheets of Beacon Light Holding Corporation and Subsidiaries (a Nevada Corporation, successor to Beacon Light Mining Company (Note1)) as of June 30, 1999 and 1998, and the related consolidated statements of operations and stockholders' equity, and cash flows for the years then ended June 30, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Wellux Industries, Limited and Subsidiaries, a wholly owned subsidiary, which statements reflect total assets and revenues constituting 71% (seventy-one percent) and 100% (one hundred percent), respectively, for the fiscal year ended June 30, 1998, and 92% (ninety-two percent) and 100% (one hundred percent), respectively, for fiscal year ended June 30, 1999, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wellux Industries, Limited and Subsidiaries, is based solely on the report of other auditors.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beacon Light Holding Corporation and Subsidiaries as of June 30, 1999 and 1998, and the results of its operations and its cash flow for the years then ended June 30, 1999, 1998, and 1997 in conformity with generally accepted accounting principles.


          /s/Hoffski  &  Pisano
         ---------------------------
          Hoffski  &  Pisano,  CPAs

Irvine,  California
March  10,  2000

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                                 BALANCE SHEETS
                          AS OF JUNE 30, 1999 AND 1998
                           (in United States dollars)

                                                         JUNE  30,       JUNE  30,
                                                           1999            1998
                                                        -----------     -----------
ASSETS

CURRENT  ASSETS
     Cash                                               $   36,643    $  273,521
     Accounts  Receivable                                  489,227        17,831
     Inventories                                           582,058       133,016
     Prepaid  Expenses                                      20,331           -
     Investments                                           100,000           -
                                                        -----------     -----------
          TOTAL  CURRENT  ASSETS                        $1,228,259      $  424,368
FIXED  ASSETS
     Property, Equipment & Leasehold Improvements
     Less Accumulated Depreciation & Amortization       $  330,051      $  256,918
                                                        -----------     -----------
          TOTAL  FIXED  ASSETS                          $  330,051      $  256,918
OTHER  ASSETS
     Deposits                                           $   13,402      $      481
                                                        -----------     -----------
          TOTAL  OTHER  ASSETS                          $   13,402      $      481
                                                        -----------     -----------
TOTAL  ASSETS                                           $1,571,712      $  681,767
                                                        ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT  LIABILITIES
     Accounts  Payable                                     601,257          59,912
     Accrued  Liabilities                                   65,058             110
     Amount  Due  Foreign  Directors                       613,774         391,965
     Income  Taxes  Payable                                    500             250
                                                       -----------     -----------
          TOTAL  CURRENT  LIABILITIES                   $1,281,420      $  452,237
Stockholders'  Equity
     Common  Stock,  $.001  Par  Value,                $   15,996      $    6,091
          45,000,000  Shares  Authorized
          16,096,422  Shares  Issued  and  Outstanding
          (6,061,422 Shares in 1998)
     Preferred  Stock,  $0.001  Par  Value
          5,000,000  Shares  Authorized
          No  Shares  Issued  and  Outstanding                -               -
     Additional  Paid-in  Capital                         611,182         401,067
     Accumulated  Deficit                                (336,655)       (177,598)
                                                       -----------     -----------
                      Total  Stockholders'  Equity     $  290,623      $  229,530
                                                       -----------     -----------
Total  Liabilities  and  Stockholders'  Equity         $1,571,712      $  681,767
                                                       ===========     ===========

             See accompanying notes and independent auditors' report

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                             STATEMENT OF OPERATIONS
                 FOR THE YEAR ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)



                                        June  30,        June  30,        June  30,
                                          1999             1998            1997
                                     -------------    -------------    -------------
Gross  Sales                         $  4,109,017     $    274,468     $        -

Cost  of  Goods  Sold                   2,391,724          200,853              -
                                     -------------    -------------    -------------

Gross  Profit                        $  1,717,293     $     73,615     $        -

General & Administrative Expenses       1,746,100          190,963            4,995
                                     -------------    -------------    -------------

Income/(Loss)  from Operations       $    (28,807)    $   (117,348)    $     (4,995)

Other  Income/(Expenses)                 (130,000)         (60,000)             -
                                     -------------    -------------    -------------

Net  Income  Before  Taxes           $   (158,807)    $   (177,348)    $     (4,995)

Provision  for  Income  Taxes                 250              250              250
                                     -------------    -------------    -------------

Net  Income/(Loss)                   $   (159,057)    $   (177,598)    $    (5,245)
                                     =============    =============    =============
Net  Income/(Loss)  per
 common  Share  -  Basic             $       (.02)    $       (.07)    $      (.01)
                                     =============    =============    =============
Weighted  Average  Shares
 Outstanding  -  Basic                  7,302,467         2,647,494        549,165
                                     =============    =============    =============

Net  Income/(Loss)  per
 common  Share  -  Diluted           $       (.02)    $       (.06)    $      (.01)
                                     =============    =============    =============

Weighted  Average  Shares
 Outstanding  -  Diluted                8,302,467        2,861,193         549,165
                                     =============    =============    =============










             See accompanying notes and independent auditors' report

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                        STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEAR ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)
(begin 8pt type)

                         Common  Stock             Discount      Additional   Accum-
                         -----------------------   On Common     Paid-in      ulated
                         Shares       Amount       Stock         Capital      Deficit      Total
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance at
June 30, 1996             4,015,936  $  401,393    $      -     $      -      $ (412,290)  $  (10,897)
Stock Issued on
  04/08/97                5,500,000     550,000      (495,000)         -             -         55,000
Change in Par Value
  From $.01 per Share
  to $.001  per Share
  - 06/16/97               (941,980)    495,000       446,980          -             -            -
Reverse Stock Split
  on  One for Ten
  Basis - 06/16/97       (8,563,514)     (8,462)                     8,462           -            -
Net  Income/(Loss)                                                                (5,245)      (5,245)
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance, at
June 30, 1997               951,422  $      951    $       -     $  455,442   $ (417,535)  $   38,858
Stock  Issued on
  09/30/97 for Cash         800,000       8,000            -          4,000          -         12,000
Stock Issued on
  09/30/97  for
  Services                1,000,000      10,000        (10,000)         -            -            -
Reorganization - Idaho
  Shares Retired and
  Company  Dissolved
  02/16/98               (2,751,422)    (18,951)         10,000    (459,422)     417,535      (50,858)
Reorganization -
  Nevada Formed
  Shares issued
  On 2/16/98              2,751,422       2,751             -        48,107          -         50,858
Stock Issued on
  02/18/98 for Cash/Notes   600,000         600             -        59,400          -         60,000
Less Notes Received             -           -               -       (35,064)         -        (35,064)
  Stock Issued on
  04/30/98 for Cash/Notes   400,000         400             -        39,600          -         40,000
Less Notes Received             -           -               -       (17,500)         -        (17,500)
Stock Issued on
  05/18/98 for Cash/Notes 1,000,000       1,000             -       249,000          -        250,000
Less  Notes  Received           -           -               -       (16,166)         -        (16,166)
Stock Issued on
  05/22/98 for Cash         100,000         100             -        24,900          -         25,000
Stock Issued on
  05/27/98 for Cash/Notes 1,210,000       1,210             -       301,290          -        302,500
Less Notes Received             -           -               -      (252,500)         -       (252,500)
Net Income/(Loss)               -           -               -           -       (177,598)    (177,598)
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance, at
June 30, 1998             6,061,422   $   6,061    $       -     $  401,067   $ (177,598)  $ (229,530)
                         -----------  ----------   ------------  -----------  -----------  -----------

(end 8pt type)








             See accompanying notes and independent auditors' report

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                        STATEMENT OF STOCKHOLDERS' EQUITY
            FOR THE YEAR ENDED JUNE 30, 1999, 1998 AND 1997 (Continued)
                           (in United States dollars)


(begin 8pt type)

                         Common  Stock             Discount      Additional   Accum-
                         -----------------------   On Common     Paid-in      ulated
                         Shares       Amount       Stock         Capital      Deficit      Total
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance, at
June 30, 1998             6,061,422   $   6,061    $       -     $  401,067   $ (177,598)  $ (229,530)
Stock Issued on
  07/16/98 for
  Services                  800,000         800            -           (800)         -            -
Cash Recd. For Stock
  Issued on 09/30/97            -           -              -         15,000          -         15,000
Stock Issued on
  02/17/99 for Cash         785,000         785            -         69,865          -         70,650
Stock Issued on
  05/10/99 for Services     550,000         550            -           (550)         -            -
Stock Issued on
  05/18/99 for Cash       2,000,000       2,000            -        128,000          -        130,000
Stock Issued on
  05/18/99 for Notes
  Receivable              1,100,000       1,100            -         (1,000)         -            -
Stock  Issued on
  02/17/99 for Wellux     4,000,000       4,000            -          4,000          -            -
Stock Issued on
  02/17/99 for Roosen       500,000         500            -            500          -            -
Stock Issued on
  02/17/99
 for  Notes  Receivable     300,000         300            -           (300)         -            -
Net  Income/(Loss)              -           -              -            -       (159,057)    (159,057)
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance, at
June  30,  1999          16,096,422   $  16,096    $       -     $  611,182   $ (336,655)  $ (290,623)
                         ===========  ===========  ============  ============ ===========  ===========

(end 8pt type)























             See accompanying notes and independent auditors' report

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                             STATEMENT OF CASH FLOW
                 FOR THE YEAR ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)

                                        June  30,        June  30,        June  30,
                                          1999             1998            1997
                                     -------------    -------------    -------------
CASH FLOWS PROVIDED BY/(USED IN)
 OPERATING  ACTIVITIES:
     Net  Income/(Loss)              $    (159,057)   $   (177,598)    $     (5,245)
     Non-Cash Items Included
       in Net Income:
          Depreciation                      97,396           8,860              -
     Change  in  Prepaids                  (20,331)            -                -
     Change  in  Accounts Receivable      (471,396)        (17,831)             -
     Change  in  Inventory                (449,042)       (133,016)             -
     Change  in  Deposits                  (12,921)           (481)             -
     Change  in  Accrued  Liabilities       64,948             110              -
     Change  in  Accounts  Payable         541,845          58,478           (9,463)
     Change  in  Income  Tax  Payable          250             250              -
     Change  in  Amounts Due
       Foreign Directors                   221,809         391,965              -
                                     -------------    -------------    -------------
     Net Cash Provided by/(Used in)
     Operating  Activities                (186,499)        130,737          (14,708)
Cash Flows Used In Investing
  Activities
     Change  in  Investments              (100,000)            -                -
     Change in Lease Payments
       Receivable
     Purchase of Property, Equipment
       & Leasehold  Improvements          (170,529)       (265,778)             -
                                     -------------    -------------    -------------
     Net Cash Used For Investing
       Activities                         (270,529)       (265,778)             -
Cash Flows from Financing Activities
     Issuance of Common  Stock             220,150         368,270           55,000
                                     -------------    -------------    -------------
     Net Cash Provided by
      Financing Activities                 220,150         368,270           55,000

Net  Change  In  Cash                     (236,878)        233,229           40,292

Cash At Beginning Of The Year              273,521          40,292              -
                                     -------------    -------------    -------------
Cash  At  End  Of  The  Year         $      36,643    $    273,521     $     40,292
                                     =============    =============    =============
Supplemental Cash Flow Information:
     Interest Paid                   $         -      $        -       $        -
                                     =============    =============    =============
     Income  Taxes  Paid             $         -      $        -       $        -
                                     =============    =============    =============
Non-cash Investing and Financing
   Activities:
     Common Stock Issued for
       Notes Receivable              $      1,400     $    321,230     $        -

             See accompanying notes and independent auditors' report

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                         (SEE ACCOUNTANTS' AUDIT REPORT)
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)


NOTE  1  -  NATURE  OF  BUSINESS
--------------------------------

The Company is engaged in the business of identifying and acquiring privately held equity holdings in various entities worldwide.

The Company was created on December 3, 1997 as a Nevada Corporation and is an ultimate successor to Beacon Light Mining Company, an Idaho Corporation (see
Note  3).

NOTE  2  -  ACCOUNTING  POLICIES
--------------------------------

Principal  of  Consolidation
----------------------------

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned Hong Kong subsidiary, Wellux Industries Limited and Subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Recent  Accounting  Pronouncements
----------------------------------

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, was issued in June 1997. The pronouncement establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income is defined as the total of net income and non-owner changes in equity. The Company believes this statement does not have a material effect on its financial statements.

Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in equity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. As of June 30, 1999 and 1998, management believes that the carrying amount of cash accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity value of these financial instruments.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                         (SEE ACCOUNTANTS' AUDIT REPORT)
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)

NOTE  2  -  ACCOUNTING  POLICIES  (CONTINUED)
---------------------------------------------

Foreign  Currency  Transactions
-------------------------------

Foreign currency transactions during the year are translated into United States dollars at the exchange rates prevailing at the transaction dates. Monetary assets are liabilities denominated in foreign currencies at year end are translated into United States dollars at approximately the market rates of exchange prevailing at the balance sheet date.

Gains and losses on exchange are shown in the Statement of Operations within the General & Administrative Expenses section.

Cash  Equivalents
-----------------

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income  Taxes
-------------

The Company accounts for income taxes under the provisions of Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates.

Inventories
-----------

Inventories are stated at the lower of cost or market. Inventory cost is determined using the first-in, first-out (FIFO) method and includes raw materials, packaging, labor, and overhead. Market is based on net realizable value.

Office  Furniture  and  Equipment
---------------------------------

Office furniture and equipment are stated at cost. Major renewals and betterments are capitalized to the asset accounts while the cost of maintenance and repairs is charged against income as incurred. At the time assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is credited to or charged against income. Depreciation for financial reporting purposes is calculated by the straight-line method over the estimated useful lives of the assets. The Modified Accelerated Cost Recovery System (MACRS) method is used for income tax purposes.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                         (SEE ACCOUNTANTS' AUDIT REPORT)
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)



NOTE  2  -  ACCOUNTING  POLICIES  (CONTINUED)
---------------------------------------------

Net  Income/(Loss)  Per  Share
------------------------------

Net loss per share is computed based on the weighted average number of shares of common stock outstanding.

Use  of  Estimates
------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

Investments
-----------

On May 25, 1999, the Company purchased 8,000 shares in a closely held corporation, which represents a less than 5% ownership. The investment is stated at cost.

The Company also invested in a joint venture formed on February 18, 1998. During the years ended June 30, 1999 and 1998, the Company contributed $130,000 and $60,000, respectively, to the joint venture. However, the joint venture expended all of the funds provided by the Company and was subsequently dissolved. Accordingly, a loss was recorded in the Statement of Operations in the Other Income/(Expenses) section for the aforementioned years.

NOTE  3  -  REORGANIZATION
--------------------------

In February 1998, the company reorganized as a Nevada Corporation. Beacon Light Mining Company, an Idaho Corporation ("Beacon Light - Idaho") merged into its wholly owned subsidiary Beacon Light Mining Company, a Nevada Corporation ("Beacon Light - Nevada"), which became the surviving corporation. Prior to the merger, Beacon Light - Idaho had 2,751,422 shares issued and outstanding and Beacon Light - Nevada had 1 share issued and outstanding that was owned by Beacon Light - Idaho. After the merger the 2, 751,422 common shares in Beacon Light - Idaho were converted to 2,751,422 common shares in Beacon Light - Nevada. The 1 share in Beacon Light - Nevada owned by Beacon Light - Idaho was cancelled and returned to the status of un-issued. Thereafter, the Company changed its name to Beacon Light Holding Corporation.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                         (SEE ACCOUNTANTS' AUDIT REPORT)
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)

NOTE  3  -  REORGANIZATION  (CONTINUED)
---------------------------------------

In connection with the merger, all assets and liabilities of Beacon Light - Idaho were assumed by Beacon Light - Nevada and all assets and liabilities of the Idaho and Nevada Corporations were combined at their historical amounts in a manner similar to that in pooling of interests accounting. Additionally, prior accumulated deficit was netted with additional paid-in- capital in conjunction with a charge in par value of the common stock to effectuate the transfer of $50,858 in equity.

NOTE  4  -  ACQUISITIONS
------------------------

On May 18, 1999, the Company acquired all the outstanding stock of Wellux Industries Limited, a closely held Hong Kong Corporation, and its wholly owned Netherlands Subsidiary, Wellux Holland B.V., by the issuance of shares of Beacon Light Holding Corporation common stock to the shareholders of Wellux Industries Limited in exchange for all the issued and outstanding shares of Wellux Industries Limited. In connection with the Company's acquisition of Wellux
Industries Limited, all the issued and outstanding stock of Wellux Industries Limited (10,000 shares) was exchanged for 4,000,000 shares of restricted common stock under Rule 144 of the Securities Act of 1933. The transaction was accounted for under the pooling method of accounting. Wellux Industries Limited is engaged in the business of adult products.

On June 11, 1999, the Company's subsidiary, Wellux Industries Limited, acquired all the outstanding stock of V.J.M.A. Roosen, a closely held Netherlands Corporation, by the issuance of shares of Beacon Light Holding Corporation common stock to the shareholder of V.J.M.A. Roosen in exchange for all of the issued and outstanding stock of V.J.M.A. Roosen. In connection with Wellux
Industries, Limited's acquisition of V.J.M.A. Roosen, the business and all of the business assets were exchanged for 500,000 shares of restricted common stock under Rule 144 of the Securities Act of 1933. The transaction was accounted for under the purchase method of accounting. V.J.M.A. Roosen is engaged in the business of the importation and distribution of cookware and high end cutlery.

The separate results of operations of the Company and Wellux Industries, Limited And Subsidiaries (Wellux) for the years ended June 30, 1999 and June 30, 1998 Are summarized as follows:

                                                 Year ended June 30, 1999
                                            ------------------------------------
                                             Company     Wellux     Combined
     -------------------------------        ---------  -----------  ------------
     Revenues                              $     -     $4,109,017   $4,109,017
     Net Loss                               (326,421)     167,364     (159,057)

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                         (SEE ACCOUNTANTS' AUDIT REPORT)
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)


NOTE  4  -  ACQUISITIONS  (CONTINUED)
-------------------------------------

                                                 Year ended June 30, 1998
                                            ------------------------------------
                                             Company     Wellux     Combined
     -------------------------------        ---------  -----------  ------------
     Revenues                              $     -     $  274,468   $  274,468
     Net Loss                               (206,727)      29,129     (177,598)


There was no activity in the subsidiary companies prior to the fiscal year ended June 30, 1998.

NOTE  5  -  PROPERTY,  EQUIPMENT,  AND  LEASEHOLD  IMPROVEMENTS
---------------------------------------------------------------

Property,  Equipment  and  Leasehold  Improvements  consist  of  the  following:

                                                         June  30,
                                                  --------------------------
                                                     1999           1998
                                                  ------------  ------------
     Machinery  &  Plant  Equipment               $   215,492   $   215,896
     Office  Equipment                                 73,302        29,869
     Leasehold  Improvements                           32,399        13,557
     Motor  Vehicles                                  115,114         6,456
                                                  ------------  ------------
                                                      436,307       265,778
     Less  Accumulated  Depreciation                 (106,256)       (8,860)
                                                  ------------  ------------
                                                  $   330,051   $   256,918
                                                  ============  ============

NOTE  6  -  INCOME  TAXES
-------------------------

The Company has a net operating loss available carryover of up to 20 years for Federal purposes. Pursuant to Internal Revenue Code Section 382 and the regulations thereunder, the amounts of utilizable carryover may be limited as a result of ownership changes or even eliminated if business continuity requirements are not met. No carrybacks are available for State purposes while carryforwards of the loss are permitted for up to five (5) years.

There were no temporary differences allowing no deferred tax liabilities to arise.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                         (SEE ACCOUNTANTS' AUDIT REPORT)
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)


NOTE  6  -  INCOME  TAXES  (CONTINUED)
--------------------------------------

Components  of  Income  Tax  Expenses  are  as  follows:


     ----------------------------------------     ------------  ------------
     CURRENT
          Federal                                 $       -     $       -
          State                                           250           250
                                                  ------------  ------------
     Net Provision/(Benefit) for Income Taxes     $       250   $       250
                                                  ============  ============

NOTE  7  -  STOCKHOLDERS'  EQUITY
---------------------------------

As of June 30, 1999, the Company had 16,096,422 shares issued and outstanding. Prior to July 1, 1997, the Company had 401,422 shares, as adjusted for reverse splits, issued and outstanding. During the fiscal years ended June 30, 1999, 1998, and 1997, the Company issued an additional 15,596,000 shares of common stock.

Shares  were  issued  for  cash,   services,  notes  receivable,  and  corporate
acquisitions  during  the  aforementioned  years  as  follows:

                               Shares Issued at June 30,
                       -------------------------------------      Total
                         1999          1998          1997        by  Type
                       ---------     ---------     ---------     ----------
Cash                   2,785,000     2,509,696       550,000      5,844,696
Services               1,350,000     1,000,000           -        2,350,000
Notes  Receivable      1,400,000     1,600,304           -        3,000,304
Corporate Acquisition  4,500,000           -             -        4,500,000
                       ---------     ---------     ---------     ----------
Total  by  Year       10,035,000     5,110,000       550,000     15,695,000

Outstanding Shares
Prior to July 1, 1996                                                401,422
                                                                  ----------
     Total  Outstanding  Shares                                   16,096,422
                                                                  ==========

Each share of common stock is entitled to one vote. The stock is currently traded through the National Quotation Bureau's "pink sheets" under the symbol BLHG.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                         (SEE ACCOUNTANTS' AUDIT REPORT)
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)


NOTE  7  -  STOCKHOLDERS'  EQUITY  (CONTINUED)
----------------------------------------------


On July 13, 1998, the Company issued 1,000,000 stock purchase warrants to an Investment banking firm in connection with the sale and promotion of the Company's stock. Each warrant allows the holder to purchase one share of common stock at $0.13 per share. The warrants expire on July 13, 2001.


NOTE  8  -  COMMITMENTS
-----------------------


Leases
------

The Company entered into an operating lease agreement for office space. The lease term is one year and was renewed on March 1, 2000.

Future minimum lease payments under the operating lease has a remaining lease term in excess of one year as of June 30, 1999 are as follows:

     Fiscal Year Ending
         June 30,
     ------------------

     2000     $ 105,000
     2001        85,000
     2002        54,000
     2003        54,000
     2004        27,000
              ---------
     Total    $ 325,000
              =========

NOTE  9  -  RELATED  PARTY  TRANSACTIONS

During the years ended June 30, 1999 and 1998, various foreign directors of Wellux Industries, Limited advanced the Company working capital in the amounts of $613,774 and $391,965, respectively. These amounts due are non-interest bearing and are due on demand.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                         (SEE ACCOUNTANTS' AUDIT REPORT)
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)


NOTE  10  -  SUBSEQUENT  EVENTS
-------------------------------

In September 1999, the Company acquired a 49% (forty-nine percent) interest in Klick Limited, a Hong Kong Company. The interest was acquired by the issuance of 2,450,000 shares of Beacon Light Holding Corporation common stock in exchange for 49% (forty-nine percent) of the outstanding common stock of Klick Limited. Klick Limited is engaged in the business of household products.

On December 6, 1999, a subpoena to testify before the Grand Jury was issued by the Federal Bureau of Investigation, Office of the United States Attorney, which requested all accounting records and tax returns from fiscal and calendar year 1997 through, and including, 1999. All requested documentation has been sent in compliance with the subpoena.

The Securities and Exchange Commission and the U.S. Postal Inspector are also conducting a parallel investigation of the Company.

The ultimate purpose and outcome of the investigation is unknown as of the date of this report.

                            WELLUX INDUSTRIES LIMITED
                          DIRECTORS REPORT AND ACCOUNTS
                     FOR THE PERIOD FROM 24TH OCTOBER, 1996
                   (DATE OF INCORPORATION) TO 30TH JUNE, 1999

CONTENTS
                                                       Page


Report  of  the  directors                           1  and  2

Auditors'  report                                            3

Consolidated  profit  and  loss  account                     4

Consolidated  balance  sheets                                5

Balance  sheet                                               6

Consolidated  cash  flow  statement                          7

Notes  to  the  accounts                             8  to  14

                            WELLUX INDUSTRIES LIMITED
                             REPORT OF THE DIRECTORS

The directors have pleasure in submitting their first annual report together with the first audited accounts of the group for the period from 24th October, 1996 (date of incorporation) to 30th June, 1999. The Company commences its business on 1st May, 1998.

PRINCIPAL  ACTIVITY

The principal activity of the company and of the group during the period is trading of adult products.

RESULTS  AND  APPROPRIATIONS

The results of the company for the period from 24th October, 1996 (date of incorporation) to 30th June, 1999 and the state of affairs of the company at that date are set out on pages 4 to 14. The directors do not recommend the payment of a dividend in respect of the period ended 30th June, 1999.

FIXED  ASSETS

Details of the movements in fixed assets of the company are shown in note 10 to the accounts.

DONATIONS

During  the  period,  the  company  has  no  charitable  and  other  donations.

DIRECTORS

The  directors  during  the  period  were:

Michael Roger Jarki       (appointed on 9th December, 1996 and resigned on 30th
                           June,  1998)
Johan Barend Bource       (appointed  on 9th December, 1996 and resigned on 16th
                           March,  1999)
Ma  Yuk  King             (appointed  on  30th  June,  1998)
Hans  Lodders             (appointed  on  16th  March,  1999)

In accordance with the company's Articles of Association, all existing Directors shall retire from office and, being eligible, offer themselves for re-election.

INTEREST  IN  CONTRACTS

No contracts of significance to which the company and its subsidiary was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

At no time during the period was the company and its subsidiary a party to any arrangements to enable the directors of the company to acquire benefits by means of the acquisition of shares in or debentures of the company or any other body corporate.

                            WELLUX INDUSTRIES LIMITED
                       REPORT OF THE DIRECTORS (CONTINUED)

AUDITORS

During the period, Mssrs. Raymond Ching & Co. are appointed as the auditors of the company who retire and, being eligible, offer themselves for reappointment.

On  behalf  of  the  Board

/s/Hans  Lodders
----------------
Wellux  Industries  Limited
Director

HONG  KONG,  25th  February,  2000.

                RAYMOND CHING & CO. CERTIFIED PUBLIC ACCOUNTANTS

                                AUDITORS' REPORT
                             TO THE SHAREHOLDERS OF
                            WELLUX INDUSTRIES LIMITED
                            -------------------------
               (INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the financial statements on pages 4 to 14 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective  responsibilities  of  directors  and  auditors
----------------------------------------------------------

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion on our audit, on those statements and to report our opinion to you.

Basis  of  opinion
------------------

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

As explained in note (13), the accountants cover a period in excess permitted by section  122  of  the  Companies  Ordinance.

In our opinion, the financial statements give a true and fair view, in all material respects, of the state of affair of the company and the group as at 30th June, 1999 and of its profit and cash flows for the period then ended and, except for the failure to comply with section 122 of the Companies Ordinance, have been properly prepared in accordance with the Companies Ordinance.

/s/Raymond  Ching  &  Co
------------------------
Raymond  Ching  &  Co.
Certified  Public  Accountants
HONG  KONG,  25th  February,  2000.
Rm  1901,  Easey  Comm.  Bldg.,  261  Hennessy  Road,  Wanchai,  Hong  Kong
Tel:(852)  2389  3972     Fax:(852)  2877-8963

                            WELLUX INDUSTRIES LIMITED

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                     FOR THE PERIOD FROM 24TH OCTOBER, 1996
                    (DATE OF INCORPORATION) TO 30TH JUNE 1999
                    -----------------------------------------

                                        Notes                     HK$

TURNOVER                                 3                        34,010,114
                                                                  ==========


PROFIT  BEFORE  TAXATION                 4                         1,680,719
TAXATION                                 5                           156,003
                                                                  ----------

PROFIT  AFTER  TAXATION  AND
 BALANCE  BROUGHT  FORWARD                                         1,524,710
                                                                  ==========


The  notes  on  pages  8  to  14  form  part  of  these  accounts.

                            WELLUX INDUSTRIES LIMITED

                           CONSOLIDATED BALANCE SHEET
                              AS AT 30TH JUNE, 1999
                              ---------------------

                                         Notes                  HK$

FIXED  ASSETS                              9                  2,528,936
                                                              ----------

CURRENT  ASSETS                            7                  8,649,762

CURRENT  LIABILITIES                       8                  9,643,982
                                                              ----------

NET  CURRENT  ASSETS                                           (994,220)
                                                              ==========

TOTAL  NET  ASSETS                                            1,534,716
                                                              ==========


Represented  by:-

Share  capital                            12                     10,000
Profit  and  loss  account                                    1,524,716
                                                             ----------

                                                              1,534,716
                                                             ==========

The  notes  on  pages  8  to  14  form  part  of  these  accounts.



/s/Hans  Lodders     /s/Ma  Yuk  King
----------------     ----------------
Director             Director

Date  of  approval  by
Board  of  directors:  25th  February,  2000.

                            WELLUX INDUSTRIES LIMITED

                                  BALANCE SHEET
                              AS AT 30TH JUNE, 1999
                              ---------------------

                                      Notes                     HK$

FIXED  ASSETS                          10                     1,578,163
                                                             ----------

INVESTMENT  IN  SUBSIDIARIES           11                     6,175,000
                                                             ----------

CURRENT  ASSETS                         7                     3,196,258

CURRENT  LIABILITIES                    8                     9,212,125
                                                             ----------

NET  CURRENT  LIABILITIES                                    (6,015,867)
                                                             ==========

TOTAL  NET  ASSETS                                            1,737,296
                                                             ==========


Represented  by:-

Share  capital                         12                        10,000
Profit  and  loss  account                                    1,727,296
                                                             ----------

                                                              1,737,296
                                                             ==========

The  notes  on  pages  8  to  14  form  part  of  these  accounts.



/s/Hans  Lodders     /s/Ma  Yuk  King
----------------     ----------------
Director             Director

Date  of  approval  by
Board  of  directors:  25th  February,  2000.

                            WELLUX INDUSTRIES LIMITED

                        CONSOLIDATED CASH FLOW STATEMENTS
                      FOR THE PERIOD ENDED 30TH JUNE, 1999
                      ------------------------------------

                                            Notes             HK$

Net  cash  (outflow)  from
 Operating  activities                      16(a)           (4,800,510)


Returns  on  investments  and
 Servicing  of  finance


Investing  activities                       16(c)           (3,352,345)
               ----------

Net  cash  (outflow)  before
 Financing                                                  (8,152,855)

Taxation

Financing                                   16(d)            8,227,686
                                                            ----------

Cash  and  cash  equivalents  at
 30th  June,  1999                                              74,831
                                                            ==========

Analysis  of  the  balance  of  cash
 And  cash  equivalents
  Cash  and  bank  balances                                     81,276
  Bank  overdrafts                                              (6,445)
                                                            ----------
                                                                74,831
                                                            ==========


                            WELLUX INDUSTRIES LIMITED
                              NOTES TO THE ACCOUNTS
                              ---------------------

1.     STATUS  OF  THE  COMPANY

The company was incorporated in Hong Kong under the Companies Ordinance on 24th October, 1996.

2.     PRINCIPAL  ACCOUNTING  POLICIES

The accounts have been prepared in accordance with generally accepted accounting principles in Hong Kong and with accounting standards issued by the Hong Kong Society of Accountants.

(A)     BASIS  OF  CONSOLIDATION

The group accounts comprise the consolidation of the accounts of the company and all its subsidiaries. All significant transactions between and among the companies and its subsidiaries are eliminated on consolidation.

Results of the subsidiaries are accounted for by the company on the basis of dividends received and receivable. The company's interests in subsidiaries are slated at cost less provision for permanent diminution in value.

(B)     DEPRECIATION

Fixed Assets are stated at cost. Depreciation is provided to write of the cost of fixed assets their estimated useful lives on a straight-line basis at the annual rates:

Leasehold  improvement     20%
Plant  and  machinery      20%
Motor  vehicle             20%
Office  equipment          20%

(C)     INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost, calculated on a fist in first out basis, includes cost of purchase, cost of conversion, and other costs incurred in bringing the stock to their present location and condition.

Net realizable value is the estimated setting price in the ordinary course of business less than estimated cost of completion and the estimated cost necessary to make the sale incurred.

(D)     DEFERRED  TAXATION

Deferred taxation is accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or asset is expected to payable or receivable in the foreseeable future.

(E)     FOREIGN  CURRENCY  TRANSACTION

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the year end are translated into Hong Kong dollars at approximately the market rates of exchange ruling at the balance sheet date.

(F)     RECOGNITION  OF  INCOME

Income from the sale of product is recognized on the transfer of risks and rewards of ownership which generally coincide with the time of shipment.

(G)     SUBSIDIARY  COMPANY

A subsidiary is a company in which Wellux Industries Limited, directly or indirectly, controls more than half of the voting power or issued share capital or controls the composition of the board of directors.

3.     TURNOVER

Turnover represents sales proceeds from selling of adult products during the period.

4.     PROFIT  BEFORE  TAXATION

                                            Group               Company
                                             HK$                  HK$
Profit  before  taxation  has  been
 Arrived  at  after  charging:

Auditors'  remuneration                     32,000              32,000
Depreciation                               343,098             180,311
Preliminary  expenses                          -                12,860
                                           =======             =======

5.     TAXATION

Hong Kong Profits Tax has been provided at 16% on the estimated assessable profit of the company during the period.

No provision has been made for deferred taxation as, in the opinion of the directors, the timing differences are so remote and the liability will not be crystallized in the foreseeable future.

6.     DIRECTORS'  REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Companies Ordinance is as follows:

                                            Group               Company
                                             HK$                  HK$
Fees                                       276,387              276,387
Other  emoluments                              Nil                  Nil
                                           =======              =======

7.     CURRENT  ASSETS

                                            Group               Company
                                             HK$                  HK$
Accounts  receivable                        3,796,208          1,972,214
Cash  and  bank  balance                       81,276              1,511
Inventories                                 4,516,538            983,433
Prepayment                                    151,746            151,746
Utility  deposits                             103,994             87,354
                                            ---------          ---------
                                            8,649,762          3,196,258
                                            =========          =========

8.     CURRENT  LIABILITIES

                                            Group               Company
                                             HK$                  HK$
Accounts  payable                           1,231,848           846,436
Accruals                                       32,000            32,000
Amount  due  to  directors                  4,752,648         4,752,648
Amount  due  to  holding  company           3,465,038         3,465,038
Bank  overdraft                                 6,445               -
Provision  for  taxation                      156,003           156,003
                                            ---------         ---------
                                            9,643,982         9,212,125
                                            =========         =========

9.     FIXED  ASSETS-GROUP

                       Leasehold     Plant        Motor      Office
                       improvement   machinery    vehicle    equipment     Total
                           HK$          HK$         HK$         HK$         HK$
Cost

 Additions  and
  at  30/6/99            251,400     1,672,134     893,235     535,576     3,352,345

Accumulated
 Depreciation

 Charges  for  the
  Period                  53,780       390,165     264,638     114,826       823,409
                         -------     ---------     -------     -------     ---------
Net  book  value
 At  30/6/99             197,620     1,281,969     628,597     420,750     2,528,936
                         =======     =========     =======     =======     =========

10.     FIXED  ASSETS-COMPANY

                       Leasehold     Plant        Motor      Office
                       improvement   machinery    vehicle    equipment     Total
                           HK$          HK$         HK$         HK$         HK$
Cost

 Additions  and
  at  30/6/99            105,000     1,672,134      50,000     231,340     2,056,474

Accumulated
 Depreciation

 Charges  for  the
  Period                  24,500       390,165      11,667      53,979       480,311
                         -------     ---------     -------     -------     ---------

Net  book  value
 At  30/6/99              80,500     1,281,969      38,333     177,361     1,578,163
                         =======     =========     =======     =======     =========

11.     INVESTMENT  IN  SUBSIDIARY  COMPANIES

              Place  of        Shareholding    Principal     Unquoted  shares
             Incorporation     at  30/6/99     activities         at  cost
                                                                    HK$
                                                                \

Wellux Holland B.V. Holland       100%         Adult Plastic     2,910,000
                 Products

V.J.M.A.  Roosen  Holland         100%         Household         3,255,000
                                               Products
                                                                 ---------

                                                                 6,175,000
                                                                 =========

The investment in V.J.M.A. Roosen was by issuing of 500,000 common shares of Beacon Light Holding Corporation to acquire the 100% shareholding from the owners on 10th June, 1999. At the completion date of the acquisition, the stock price of Beacon Light Holding Corporation was US$0.84 and the total consideration would be US$420,000 (i.e. HK$3,255,000).

12.     SHARE  CAPITAL

                                                   HK$

Authorized,  issued  and  fully  paid:

 10,000  ordinary  shares  of  HK$1.00  each     10,000
                                                 ======

On incorporation, 2 ordinary shares were issued at par value to the subscribers of the company to provide initial working capital for the company.

13.     ACCOUNTING  PERIOD

The accounts cover a period of 33 months since incorporation on 24th October, 1996 which is in excess of that permitted by section 122 of the Companies Ordinance.

14.     DIVIDEND  INCOME  FROM  SUBSIDIARIES

                                   HK$

Wellux  Holland  B.V.             705,895

V.J.M.A.  Roosen                  550,791
                                ---------
                                1,256,686
                                =========

15.     ULTIMATE  HOLDING  COMPANY

The ultimate holding company is Beacon Light Holding Corporation which was incorporated in Nevada, USA.


16.     NOTES  TO  CONSOLIDATED  CASH  FLOW  STATEMENT

(A) RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES.

                                                  HK$

Operating  profit  before
Taxation  and  interest                       1,680,719
Depreciation                                    823,409
(Increase)  in  accounts  receivable         (3,796,208)
(Increase)  in  inventories                  (4,516,538)
(Increase)  in  prepayment                     (151,746)
(Increase)  in  utility  deposits              (103,994)
Increase  in  accounts  payable               1,231,848
Increase  in  accruals                           32,000
                                             ----------
Net  cash  outflow  from
 Operating  activities                       (4,800,510)
                                             ==========

(B)     ANALYSIS  OF  CHANGES  IN  FINANCING  DURING  THE  YEAR.

                                   Amount        Amount
                                   due  to       due  to
                                   directors     holding
                                   HK$            HK$

Cash  inflow  from  financing      4,752,648     3,465,038
                                   ---------     ---------

Balance  at  30/6/1999             4,752,648     3,465,038
                                   =========     =========

(C)     INVESTING  ACTIVITIES.

                                    HK$

Purchase  of  fixed  assets      (3,352,345)
                                 ----------
Net  cash  (outflow)  from
Investing  activities            (3,352,345)
                                 ==========

16.     NOTES  TO  CONSOLIDATED  CASH  FLOW  STATEMENT

(d)     Financing.

          HK$

Amount  advanced  from  directors             4,752,648

Amount  advanced  from  holding  company      3,465,038

Amount  from  shares  issued                     10,000
                                             ----------

Net  cash  inflow  from  financing            8,227,686
                                             ==========

                            WELLUX INDUSTRIES LIMITED

                             PROFIT AND LOSS ACCOUNT
                     FOR THE PERIOD FROM 24TH OCTOBER, 1996
                    (DATE OF INCORPORATION) TO 30TH JUNE 1999
                    -----------------------------------------
                         (FOR MANAGEMENT PURPOSES ONLY)

                                                                  HK$
Sales                                                          20,168,853
                                                               ----------

Less:  Cost  of  sales
     Purchases                                                 13,350,980
     Less:  Closing  stock                                        983,433
                                                               ----------
                                                               12,367,547
                                                               ==========
Gross  profit                                                   7,801,306
Dividend  income                                                1,256,686
                                                               ----------
                                                                9,057,992
Less:  General  and  administrative  expenses                   7,174,693
                                                               ----------
                                                                1,883,299
                                                               ==========


                                                             HK$
GENERAL  AND  ADMINISTRATIVE  EXPENSES
--------------------------------------
Advertising                                               1,090,179
Auditors'  remuneration                                      32,000
Bank  charges  and  interest                                 31,036
Building  management  fee                                    14,196
Business  registration  fee                                   4,500
Cleaning                                                     16,600
Commission  to  estate  agents                                9,145
Commission  to  salesmen                                    538,529
Computer  expenses                                            6,183
Courier                                                      19,958
Declaration                                                   2,376
Depreciation                                                480,311
Director's  emolument                                       276,387
Electricity  and  water                                     156,639
Entertainment                                               203,645
Freight                                                     428,932
Insurance                                                     7,125
Legal  fee                                                   38,113
Marketing  expenses                                         500,508
Motor  vehicle  expenses                                     46,674
Oversea  traveling                                          284,835
Packing  materials                                          722,112
Postage                                                      32,365
Preliminary  expenses                                        12,860
Printing  and  stationary                                    18,140
Rent  and  rates                                            683,494
Repair  and  maintenance                                      9,017
Salaries  and  allowance                                  1,394,703
Secretarial  fee                                              7,000
Sundry  expenses                                             24,956
Telecommunication                                            11,516
Translation                                                   2,411
Transportation                                               21,933
Traveling                                                    15,984
                                                          ---------
                                                          7,174,693
                                                          =========


                        Semi-Annual Financial Statements
                        Beacon Light Holding Corporation
                            As of December 31, 1999
                                   -UNAUDITED-

                             Prepared by Management


                                                       PAGE

TABLE  OF  CONTENTS                                       1

FINANCIAL  STATEMENTS

     Balance  Sheets                                    2-3

     Statement  of  Operations                            4

     Statements  of  Stockholders'  Equity              5-6

     Statement  of  Cash  Flows                         7-8

     Notes  to  Consolidated  Financial  Statements     9-17

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1999 AND 1998
                           (in United States dollars)
                                   (UNAUDITED)

                                                    DEC.  31,      DEC.  31,
                                                       1999           1998
                                                   ------------    -----------
ASSETS
CURRENT  ASSETS
     Cash                                          $    39,921     $   55,896
     Accounts  Receivable                              765,625        358,198
     Inventories                                       656,344        409,486
     Prepaid  Expenses                                  21,724         41,394
     Investments                                       100,000            -
                                                   ------------    -----------
          TOTAL  CURRENT  ASSETS                     1,581,614        862,974
FIXED  ASSETS
     Property, Equipment & Leasehold Improvements
      Less Accumulated Depreciation & Amortization     372,326        274,403
                                                   ------------    -----------
          TOTAL  FIXED  ASSETS                         372,326        274,403
OTHER  ASSETS
     Deposits                                           14,602         13,427
                                                   ------------    -----------
          TOTAL  OTHER  ASSETS                          14,602         13,427
                                                   ------------    -----------
TOTAL  ASSETS                                      $ 1,970,542     $1,152,804
                                                   ============    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
CURRENT  LIABILITIES
     Accounts  Payable                             $   716,742     $  503,734
     Accrued  Liabilities                               25,672          2,379
     Amount  Due  Foreign  Directors                   613,775        614,924
     Income  Taxes  Payable                                375            375
     Stock Subscription Payable                           -            69,865
                                                   ------------    -----------
          TOTAL  CURRENT  LIABILITIES                1,356,564      1,191,277
Stockholders'  Equity
     Common  Stock,  $.001  Par  Value,                 16,904          6,861
          45,000,000  Shares  Authorized
          16,103,922 Shares Issued and Outstanding
          (6,861,422 Shares in 1998)
     Additional Paid-in Capital on Common              894,101        415,267
     Preferred  Stock,  $0.001  Par  Value                 767            -
          5,000,000  Shares  Authorized
          766,667 Shares Issued  and  Outstanding
     Additional  Paid-in  Capital on Pfd.              109,233            -
     Accumulated  Deficit                             (407,027)      (460,601)
                                                   ------------    -----------
          Total  Stockholders'  Equity                 613,978        (38,473)
                                                   ------------    -----------
Total  Liabilities  and  Stockholders'  Equity     $ 1,970,542     $1,152,804
                                                   ============    ===========

   The accompanying notes are an integral part of these financial statements.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                             STATEMENT OF OPERATIONS
               FOR THE SIX MONTHS ENDED DECEMBER 31, 1999, AND 1998
                           (in United States dollars)
                                   (UNAUDITED)


                                                    DEC.  31,      DEC.  31,
                                                       1999           1998
                                                   ------------    -----------

Gross  Sales                                       $ 1,986,360     $ 1,907,182

Cost  of  Goods  Sold                                1,161,068       1,169,609
                                                   ------------    -----------

Gross  Profit                                          825,292         737,573

General  &  Administrative  Expenses                   895,540         900,451
                                                   ------------    -----------

Income/(Loss)  from  Operations                        (70,218)       (162,878)

Other  Income/(Expenses)                                              (120,000)
                                                   ------------    -----------

Net  Income  Before  Taxes                             (70,218)       (282,878)

Provision  for  Income  Taxes                              125             125
                                                   ------------    -----------

Net  Income/(Loss)                                 $   (70,373)    $  (283,003)
                                                   ============    ===========
Net Income/(Loss) per common Share - Basic               (.004)           (.04)
                                                   ============    ===========
Weighted Average Shares Outstanding - Basic          16,566,735      6,796,205
                                                   ============    ===========
Net Income/(Loss) per common Share - Diluted             (.004)           (.04)
                                                   ============    ===========
Weighted Average Shares Outstanding - Diluted        17,566,735      7,796,205
                                                   ============    ===========
















   The accompanying notes are an integral part of these financial statements.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                        STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                     YEAR ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)
                                   (UNAUDITED)
(begin 8pt type)

                         Common  Stock             Discount      Additional   Accum-
                         -----------------------   On Common     Paid-in      ulated
                         Shares       Amount       Stock         Capital      Deficit      Total
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance at
June 30, 1996             4,015,936  $  401,393    $      -     $      -      $ (412,290)  $  (10,897)
Stock Issued on
  04/08/97                5,500,000     550,000      (495,000)         -             -         55,000
Change in Par Value
  From $.01 per Share
  to $.001  per Share
  - 06/16/97               (941,980)    495,000       446,980          -             -            -
Reverse Stock Split
  on  One for Ten
  Basis - 06/16/97       (8,563,514)     (8,462)                     8,462           -            -
Net  Income/(Loss)                                                                (5,245)      (5,245)
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance, at
June 30, 1997               951,422  $      951    $       -     $  455,442   $ (417,535)  $   38,858
Stock  Issued on
  09/30/97 for Cash         800,000       8,000            -          4,000          -         12,000
Stock Issued on
  09/30/97  for
  Services                1,000,000      10,000        (10,000)         -            -            -
Reorganization - Idaho
  Shares Retired and
  Company  Dissolved
  02/16/98               (2,751,422)    (18,951)         10,000    (459,422)     417,535      (50,858)
Reorganization -
  Nevada Formed
  Shares issued
  On 2/16/98              2,751,422       2,751             -        48,107          -         50,858
Stock Issued on
  02/18/98 for Cash/Notes   600,000         600             -        59,400          -         60,000
Less Notes Received             -           -               -       (35,064)         -        (35,064)
  Stock Issued
  on  04/30/98
  for Cash/Notes            400,000         400             -        39,600          -         40,000
Less Notes Received             -           -               -       (17,500)         -        (17,500)
Stock Issued on
  05/18/98 for Cash/Notes 1,000,000       1,000             -       249,000          -        250,000
Less  Notes  Received           -           -               -       (16,166)         -        (16,166)
Stock Issued on
  05/22/98 for Cash         100,000         100             -        24,900          -         25,000
Stock Issued
  on 05/27/98 for Cash    1,210,000       1,210             -       301,290          -        302,500
Less Notes Received             -           -               -      (252,500)         -       (252,500)
Net Income/(Loss)               -           -               -           -       (177,598)    (177,598)
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance, at
June 30, 1998             6,061,422   $   6,061    $       -     $  401,067   $ (177,598)  $ (229,530)
                         -----------  ----------   ------------  -----------  -----------  -----------

(end 8pt type)







             See accompanying notes and independent auditors' report

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                        STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                     YEAR ENDED JUNE 30, 1999, 1998 AND 1997
                           (in United States dollars)
                                   (UNAUDITED)

(begin 8pt type)

                         Common  Stock             Discount      Additional   Accum-
                         -----------------------   On Common     Paid-in      ulated
                         Shares       Amount       Stock         Capital      Deficit      Total
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance, at
June 30, 1998             6,061,422   $   6,061    $       -     $  401,067   $ (177,598)  $ (229,530)
Stock Issued on
  07/16/98 for
  Services                  800,000         800            -           (800)         -            -
Cash Recd. For Stock
  Issued on 09/30/97            -           -              -         15,000          -         15,000
Stock Issued on
  02/17/99 for Cash         785,000         785            -         69,865          -         70,650
Stock Issued on
  05/10/99 for Services     550,000         550            -           (550)         -            -
Stock Issued on
  05/18/99 for Cash       2,000,000       2,000            -        128,000          -        130,000
Stock Issued on
  05/18/99 for Notes
  Receivable              1,100,000       1,100            -         (1,000)         -            -
Stock  Issued on
  02/17/99 for Wellux     4,000,000       4,000            -          4,000          -            -
Stock Issued on
  02/17/99 for Roosen       500,000         500            -            500          -            -
Stock Issued on
  02/17/99
 for  Notes  Receivable     300,000         300            -           (300)         -            -
Net  Income/(Loss)              -           -              -            -       (159,057)    (159,057)
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance, at
June  30,  1999          16,096,422   $  16,096    $       -     $  611,182   $ (336,655)  $ (290,623)

Stock Issued on
  08/30/99  for
  settlement of suit
  against Company's
  President                   7,500           8           -              (8)         -            -
Cash Recd. For Stock
  Issued on 05/18/99 (1)         -           -            -          83,742          -         83,742
Cash  Recd. For Stock
 Issued  on  09/16/99       800,000         800           -         199,185          -        199,985
Net  Income/(Loss)                                                               (70,373)     (70,373)
                         -----------  ----------   ------------  -----------  -----------  -----------
Balance,  at
December 31, 1999        16,903,922  $   16,904   $      -      $   894,101  $  (407,028)  $  (77,269)
                        ===========  ===========  ============  ============ ============  ===========


                         Preferred  Stock           Discount      Additional   Accum-
                         -----------------------   On Common     Paid-in      ulated
                         Shares       Amount       Stock         Capital      Deficit      Total
                         -----------  ----------   ------------  -----------  ----------   -----------
Balance, at
June 30, 1999                     0   $       0    $       -     $        0   $        0   $        0
Stock Issued on
  11/22/99 for Cash         766,667         767            -        109,233          -        110,000
                         -----------  ----------   ------------  -----------  ----------   -----------
Balance, at
December 31,  1999          766,667   $     767    $       -     $  109,233   $        0   $  110,000
                         ===========  ==========   ============  ===========  ===========  ===========

(end 8pt type)
             See accompanying notes and independent auditors' report

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                             STATEMENT OF CASH FLOW
                FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998
                           (in United States dollars)
                                   (UNAUDITED)

                                                    DEC.  31,      DEC.  31,
                                                       1999           1998
                                                   ------------    -----------
CASH  FLOWS  PROVIDED  BY/(USED  IN)
 OPERATING  ACTIVITIES:
     Net  Income/(Loss)                             $  (70,373)     $(283,003)
     Non-Cash  Items  Included  in  Net  Income:
          Depreciation                                  46,508         47,047
     Change  in  Prepaids                               (1,393)       (41,394)
     Change  in  Accounts  Receivable                 (276,398)      (340,367)
     Change  in  Inventory                             (74,286)      (276,470)
     Change  in  Deposits                               (1,200)       (12,946)
     Change  in  Accrued  Liabilities                  (18,666)         2,269
     Change  in  Accounts  Payable                      94,265        443,822
     Change  in  Income  Tax  Payable                     (125)           125
     Change  in  Amounts  Due  Foreign  Directors            1        222,959
                                                   ------------    -----------
     Net  Cash  Provided  by/(Used  in)
     Operating  Activities                          $ (301,666)    $ (237,958)

Cash  Flows  Used  In  Investing  Activities
     Purchase  of  Property,  Equipment  &
       Leasehold  Improvements                      $  (88,783)       (64,532)
                                                   ------------    -----------
     Net  Cash  Used  For
          investing  Activities                     $  (88,783)       (64,532)

Cash  Flows  from  Financing  Activities
     Issuance  of  Preferred  Stock                 $  110,000            -
     Stock  Subscription  Payable                                      69,865
     Issuance  of  Common  Stock                       283,727         15,000
                                                   ------------    -----------
     Net  Cash  Provided  by
          Financing  Activities                     $  393,727     $   84,865

Net  Change  In  Cash                                    3,278       (217,625)

Cash  At  Beginning  Of  The  Year                      36,643        273,521
                                                   ------------    -----------

Cash  At  End  Of  The  Year                       $    39,921     $   55,896
                                                   ============    ===========
Supplemental  Cash  Flow  Information:
     Interest  Paid                                $      -        $      -
                                                   ============    ===========
     Income  Taxes  Paid                           $       250     $      -
                                                   ============    ===========


   The accompanying notes are an integral part of these financial statements.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998
                           (in United States dollars)
                                   (UNAUDITED)


NOTE  1  -  ORGANIZATION  AND  DESCRIPTION  OF  BUSINESS
--------------------------------------------------------

The Company headquartered in Hartford, Connecticut, consists of two divisions, both of whom are based in Hong Kong. Their first division is Wellux Industries Limited, a Hong Kong corporation, which sources, designs and manufactures adult products made from various forms of plastics, lingerie and leather goods. In Europe, Wellux products are sold and distributed by Wellux B.V., a Dutch company, located in Holland. This company is a wholly owned subsidiary of Wellux Industries Limited. Wellux BV also owns VJMA Roosen, a Dutch Company, specializing in product design, development, packaging and marketing of quality cookware and high end cutlery. Their second division is a 49% interest in Klick Ltd., a Hong Kong Corporation, which sources, designs and manufactures high quality plastic household products, as well as household electronic, cutlery and cookware products and sells and distributes these products in Europe and Asia.

The Company was originally incorporated in the State of Idaho on April 16, 1953. In November 18, 1997, the Company formed a subsidiary with the same name in the State of Nevada. On February 18, 1998, the Company merged its Idaho corporation into its Nevada corporation (see Note 3).

The Company serves as a holding company for its core and subsidiaries' operations. Reference herein to the Company include the Company and its subsidiaries, unless the context otherwise requires.

NOTE  2  -  SIGNIFICANT  ACCOUNTING  POLICIES
---------------------------------------------

Principal  of  Consolidation
----------------------------

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned Hong Kong subsidiary, Wellux Industries Limited and Subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company does not consolidate its 49% interest in Klick Ltd., bur was accounts for it under the equity method of accounting.

Accounting  Method
------------------

The Company's financial statements are prepared using the accrual method of accounting.

Recent  Accounting  Pronouncements
----------------------------------

The Financial Accounting Standards Board has issued certain pronouncements that are effective as indicated below with respect to the fiscal years presented in the consolidated financial statements.

SFAS No. 130, "Reporting Comprehensive Income," is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998
                           (in United States dollars)
                                   (UNAUDITED)

NOTE  2  -  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
----------------------------------------------------------

for earlier periods provided for comparative purposes is required. This statement establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displays with the same prominence as other financial statements; it does not address issues of recognition of measurement. The primary element of comprehensive income applicable the Company is the foreign currency cumulative transaction adjustment. The adoption of SFAS No. 130 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," is effective for fiscal years beginning after December 15, 1997. Reclassification of financial for earlier periods provided for comparative purposes is required. This statement establishes guidelines for the way the public business enterprises report information about operating segments in financial statements. This statement also establishes guidelines for related disclosures about products and services, geographic areas and major customers. The Company has evaluated the disclosure requirements of SFAS No. 131 and believes the adoption will not have a material impact on its future disclosure requirements.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required. This statement revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminate certain disclosures that are no longer useful. The statement suggests combined formats for presentation of pension and other post-retirement benefit disclosures. The Company has evaluated the disclosure requirements of SFAS No. 132 and believes the adoption will have no impact on its results of operations and financial position.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years beginning after June 15, 1999. Restatement of disclosures for earlier periods for comparative purposes is required. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has evaluated the disclosure requirements of SFAS No. 133 and believes that implementation of the new standard will have no impact on its results of operations and financial position.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

                           (in United States dollars)
                                   (UNAUDITED)

NOTE  2  -  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
----------------------------------------------------------

SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sales by a Mortgage Banking Enterprise" is effective for This statement amends SFAS 65, "Accounting for Certain Mortgage Banking Activities" and requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold these investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a non-mortgage banking enterprise. The Company has evaluated the disclosure requirements of SFAS No. 134 and believes that implementation of the new standard will have no impact on its results of operations and financial position.

SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Correction" is effective for fiscal years ending after February 15, 1999. Issued in February, 1999, this statement rescinds FASB Statement No. 75 "Deferral of the Effective Date of Certain Accounting Requirements for Pension Plans of State and Local Governmental Units." GASB Statement No. 25, "Financial reporting for Defined Benefit Pension Plans and Note Disclosures for Defined Contribution Plans," was issued November 1994, and establishes financial reporting standards for defined benefit pension plans and for the notes to the financial statements of defined contribution plans of state and local government entities. Statement 75 is, therefore, no longer needed. This Statement also amends FASB Statement No. 35, "Accounting and Reporting by Defined Benefit Pension Plan," to exclude from its scope plans that are sponsored by and provide benefits for the employees of one or more state and local government units. The Company has evaluated the disclosure requirements of SFAS No. 135 and believes the adoption will have no impact on its results of operations and financial position.

Foreign  Currency  Transactions
-------------------------------

Foreign currency transactions during the year are translated into United States dollars at the exchange rates prevailing at the transaction dates. Monetary assets are liabilities denominated in foreign currencies at year end are translated into United States dollars at approximately the market rates of exchange prevailing at the balance sheet date.

Gains and Losses on exchange are shown in the Statement of Operations within the General & Administrative Expenses section.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

                           (in United States dollars)
                                   (UNAUDITED)

NOTE  2  -  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
----------------------------------------------------------

Cash  and  Cash  Equivalents
----------------------------

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income  Taxes
-------------

The Company accounts for income taxes under the provisions of Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates.

Inventories
-----------

Inventories are stated at the lower of cost or market. Inventory cost is determined using the first-in, first-out (FIFO) method and includes raw materials, packaging, labor, and overhead. Market is based on net realizable value.

Office  Furniture  and  Equipment
---------------------------------

Office furniture and equipment are stated at cost. Major renewals and betterments are capitalized to the asset accounts while the cost of maintenance and repairs is charged against income as incurred. At the time assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is credited to or charged against income. Depreciation for financial reporting purposes is calculated by the straight-line method over the estimated useful lives of the assets. The Modified Accelerated Cost Recovery System (MACRS) method is used for income tax purposes.

Net  Income/(Loss)  Per  Share
------------------------------

Net loss per share is computed based on the weighted average number of shares of common stock outstanding.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

                           (in United States dollars)
                                   (UNAUDITED)

NOTE  2  -  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
----------------------------------------------------------

Use  of  Estimates
------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

NOTE  3  -  REORGANIZATION
--------------------------

In February 1998, the company reorganized as a Nevada Corporation. Beacon Light Mining Company, an Idaho Corporation ("Beacon Light - Idaho") merged into its wholly owned subsidiary Beacon Light Mining Company, a Nevada Corporation ("Beacon Light - Nevada"), which became the surviving corporation. Prior to the merger, Beacon Light - Idaho had 2,751,422 shares issued and outstanding and Beacon Light - Nevada had 1 share issued and outstanding that was owned by Beacon Light - Idaho. After the merger the 2, 751,422 common shares in Beacon Light - Idaho were converted to 2,751,422 common shares in Beacon Light - Nevada. The 1 share in Beacon Light - Nevada owned by Beacon Light - Idaho was cancelled and returned to the status of un-issued. Thereafter, the Company changed its name to Beacon Light Holding Corporation.

In connection with the merger, all assets and liabilities of Beacon Light - Idaho were assumed by Beacon Light - Nevada and all assets and liabilities of the Idaho and Nevada Corporations were combined at their historical amounts in a manner similar to that in pooling of interests accounting. Additionally, prior accumulated deficit was netted with additional paid-in- capital in conjunction with a charge in par value of the common stock to effectuate the transfer of $50,858 in equity.

NOTE  4  -  ACQUISITIONS
------------------------

In September 1999, Wellux Industries Ltd. the Company's wholly owned subsidiary, established a new company in joint venture with the publishing group Dimensions Holding Asia Ltd. called Kiss Mailorder ltd. Under the joint venture agreement, Wellux holds a fifty percent interest in Kiss Mailorder, which will be the printed media, mail-order arm of Wellux Industries for the direct marketing of Wellux's products.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

                           (in United States dollars)
                                   (UNAUDITED)

NOTE  4  -  ACQUISITIONS  (CONTINUED)
-------------------------------------

In September 1999, the Company acquired a forty-nine percent ownership interest in Klick Ltd., a Hong Kong Corporation, for a soon to be issued two million four hundred fifty thousand newly issued Rule 144 common shares of Beacon Light
Holding Corporation. The Company acquired its forty-nine percent ownership interest in Klick Ltd., thirty percent from Ma Yuk King a Hong Kong resident, fifteen percent from Drilford Ltd. a Hong Kong Corporation, and four percent from KB Group, a British Virgin Island Corporation that owns the remaining fifty-one percent interest. Klick Ltd. located in Hong Kong, does source, design and manufacture high quality plastic household products, as well as household electronic, cutlery, and cookware products. Klick's clients consist of wholesalers, importers, distributors, department stores, retail chains and direct marketing companies in Europe and Asia. The Company has have an option until September 16, 2000 to purchase the remaining fifty-one percent interest in Klick from the KB Group. The transaction was accounted for under the equity method of accounting.

NOTE  5  -  INCOME  TAXES
-------------------------

The Company has a net operating loss available carryover of up to 20 years for Federal purposes. Pursuant to Internal Revenue Code Section 382 and the regulations thereunder, the amounts of utilizable carryover may be limited as a rsult of ownership changes or even eliminated if business continuity requirements are not met. No carrybacks are available for State purposes while carryforwards of the loss are permitted for up to five (5) years.

There were no temporary differences allowing no deferred tax liabilities to arise.

Components  of  Income  Tax  Expenses  are  as  follows:

                                                    December  31,
                                                -------------------------
                                                   1999           1998
                                                ----------     ----------
     CURRENT
          Federal                               $     -        $     -
          State                                      62.50          62.50
                                                ----------     ----------

     Net Provision/(Benefit) for Income Taxes   $    62.50     $    62.50
                                                ==========     ==========

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998
                           (in United States dollars)
                                   (UNAUDITED)


NOTE  6  -  STOCKHOLDERS'  EQUITY
---------------------------------

As of December 31, 1999, the Company had 16,903,922 shares issued and outstanding. Prior to July 1, 1997, the Company had 401,422 shares, as adjusted for reverse splits, issued and outstanding. During the quarter ended September 30, 1999 and fiscal years ended June 30, 1999, 1998, and 1997, the Company issued an additional 16,502,500 shares of common stock.

Shares were issued for cash, services, notes receivable, and corporate acquisitions during the aforementioned years as follows:


                                   Shares  Issued  at
                   ---------------------------------------------------
                   Dec. 31,     June 30,      June 30,      June 30,      Total
                      1999         1999          1998          1997        by  Type
                   ---------     ---------     ---------     ---------     ----------
Cash                800,000      2,785,000     2,509,696       550,000     6,644,696
Services                -        1,350,000     1,000,000           -       2,350,000
Notes  Receivable       -        1,400,000     1,600,304           -       3,000,304
Corporate
  Acquisition           -        4,500,000           -             -       4,500,000
Legal  Settlement     7,500            -             -             -           7,500
                   ---------     ---------     ---------     ---------     ----------
Total by
Quarter/Year        807,500     10,035,000     5,110,000       550,000     16,502,500
Outstanding Shares
Prior to July 1, 1996                                                         401,422
                                                                           ----------
Total Outstanding
Shares                                                                     16,903,922
                                                                           ==========


Each share of common stock is entitled to one vote. The stock is currently traded through the National Quotation Bureau's "pink sheets" under the symbol BLHG.

On July 13, 1998, the Company issued 1,000,000 stock purchase warrants to an investment banking firm in connection with the sale and promotion of the Company's stock. Each warrant allows the holder to purchase one share of common stock at $0.13 per share. The warrants expire on July 13, 2001.

                BEACON LIGHT HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLITATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998
                           (in United States dollars)
                                   (UNAUDITED)

NOTE  7  -  COMMITMENTS
-----------------------

Leases
------

The Company entered into an operating lease agreement for office space. The lease term is one year and was renewed on March 1, 2000.

Future minimum lease payments under the operating lease has a remaining lease term in excess of one year as of December 31, 1999 are as follows:

     Six Months Ending
       December  31,
     ------------------

     2000     $ 105,000
     2001        85,000
     2002        54,000
     2003        54,000
     2004        27,000
              ---------
              $ 325,000
              =========

NOTE  8  -  FOREIGN CURRENCY TRANSACTION
----------------------------------------

Foreign currency transactions during the six months ended December 31, 1999 and 1998 are translated into United States dollars at the exchange rates ruling at the translation dates. Monetary assets and liabilities denominated in foreign currencies at the year end are translated into United States dollars at approximately the market rates of exchange ruling at the balance sheet rate. For six months ended December 31, 1999 the Company used 7.7596 and for six months ended December 31, 1998 the Company used 7.7451 as the exchange rate between Hong Kong Dollars and United States Dollars.

NOTE  9  -  RESULTS OF OPERATIONS
---------------------------------

The  separate  results  of  the  Company  and  Wellux  Industries   Limited  and
Subsidiaries(Wellux BV) for the six months ended December 31, 1998 and December 31, 1999 are summarized as follows:

                          Six Months Ended                    Six Months Ended
                          December 31, 1999                   December 31, 1998
                  ----------------------------------  ----------------------------------
                   Company      Wellux      Combined    Company     Wellux     Combined
----------------  ----------  ----------  ----------  ----------  ----------  ----------
Sales Revenues    $     -     $1,986,360  $1,986,360  $     -     $1,907,182  $1,907,182
Net Income/(Loss)  (115,357)      44,859     (70,498)  (287,853)       4,850    (283,003)

                                    PART III


ITEM  1.     INDEX  TO  EXHIBITS.
----------   -----------------------------

EXHIBIT  NO.          DESCRIPTION  OF  DOCUMENT

EX-3.1          Articles  of  Incorporation  -  Idaho
EX-3.1(i)       Amendment  to  Articles  of  Incorporation
EX-3.1(ii)      Articles  of  Incorporation  -  Nevada
EX-3.1(iii)     Plan  and  Agreement  of  Merger
EX-3.1(iv)      Amendment  to  Articles  of  Incorporation
EX-3.1(v)       Amendment  to  Articles  of  Incorporation
EX-3.2          By-Laws
EX-3.2(i)       Amendment  to  By-Laws
EX-4.1          Form  of  Common  Stock  Certificate
EX-4.1(i)       Certificate  of  Designation
EX-10.1         Stock  Option  Plan
EX-10.2         Employment  Agreement  of  Jerry  Gruenbaum
EX-10.3         Employment  Agreement  of  Hans  Lodders
EX-10.4         Employment  Agreement  of  Ronald  Steenbergen
EX-10.5         Acquisition  Agreement  of  Casin  Magnetic  Manufactory
EX-10.6         Acquisition  Agreement  of  Wellux  Industries  Ltd.
EX-10.7         Acquisition  Agreement  of  Klick  Ltd.
EX-10.8         Letter  of  Intent  -  Hongtex  Hong  Kong
EX-21.1         List  of  Subsidiaries  of  the  registrant
EX-23.1         Consent  of  Hoffski  &  Pisano,  CPA
EX-23.1(i)      Consent  of  Raymond  Ching  &  Co.,  CPA
EX-27.1         Financial  Data  Schedule


ITEM  2.     DESCRIPTION  OF  EXHIBITS.

Not  Applicable


                                    SIGNATURE
                                    ---------

     In accordance with Section 12 of the Securities and Exchange Act of 10934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

          BEACON  LIGHT  HOLDING  CORPORATION


Date:  March  10,  2000      By:   /s/  Jerry  Gruenbaum
                             ----------------------------------------------
                             Jerry  Gruenbaum,  President









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